UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VECTOR GROUP LTD.

(Name of Subject Company)

VECTOR GROUP LTD.

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

92240M108

(CUSIP Number of Class of Securities)

Marc N. Bell

Senior Vice President, General Counsel and Secretary

Vector Group Ltd.

4400 Biscayne Boulevard, 10th Floor

Miami, FL 33137

(305) 579-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Alison S. Ressler

Alan J. Fishman

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Vector Group Ltd., a Delaware corporation (“Vector,” the “Company” or, after the closing of the Transactions, the “Surviving Corporation”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Vector. The address of Vector’s principal executive office is 4400 Biscayne Boulevard, 10th Floor, Miami, Florida 33137. The telephone number of Vector’s principal executive office is (305) 579-8000.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Vector’s common stock, par value $0.10 per share (each such share, a “Share” and, collectively, the “Shares”). As of September 3, 2024, the authorized, issued and outstanding capital stock of the Company consists of (i) 157,420,597 Shares issued and outstanding (including 1,757,000 Shares subject to Company TRSAs (as defined below) and 1,860,500 Shares subject to Company PRSAs (as defined below) (assuming full level of performance is achieved)), (ii) no issued and outstanding shares of Company preferred stock and (iii) no Shares were held by the Company in its treasury. As of September 3, 2024, (a) 2,248,226 Shares were subject to issuance pursuant to outstanding Company Options (as defined below), of which 406,875 Shares were subject to issuance pursuant to In-the-Money Options (as defined below) (with a weighted-average exercise price of $10.92 per Share) and 1,841,351 Shares were subject to issuance pursuant to Out-of-the-Money Options (as defined below), (b) 1,757,000 Shares were issued pursuant to outstanding Company TRSAs, (c) 1,860,500 Shares were issued pursuant to outstanding Company PRSAs (assuming full level of performance is achieved) and (d) 6,165,000 Shares were reserved for future issuance under the Company’s 2023 Management Incentive Plan (the “2023 Stock Plan”).

Item 2. Identity and Background of Filing Person.

Name and Address

Vector, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Vector are set forth in “Item 1. Subject Company Information—Name and Address” above and incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Vapor Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of JTI (US) Holding Inc., a Delaware corporation (“Parent”), which in turn is an affiliate of JT International Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized and existing under the law of the Netherlands and an affiliate of Parent (“JTI” or, the “Guarantor”), to purchase all of the outstanding Shares, in exchange for $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended, supplemented or otherwise modified from time to time, the “Notice of Guaranteed Delivery”) (which three documents, together with other related materials, collectively constitute the “Offer”), including the Minimum Condition (as defined below).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 21, 2024 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub. The Offer is more fully described in a Tender Offer Statement on Schedule TO (as it may be amended, supplemented or otherwise modified from time to time, the

“Schedule TO”), which was filed by JTI, Parent and Merger Sub with the Securities and Exchange Commission (the “SEC”) on September 4, 2024.

The Offer, the Merger (as defined below) and the other transactions contemplated by the Merger Agreement are referred to herein as the “Transactions.”

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on September 4, 2024. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is scheduled to expire at 11:59 p.m., New York time, on October 1, 2024 (the date and time at which the Offer expires by its terms, as it may be extended in accordance with the Merger Agreement, the “Expiration Time”). Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) (as more fully described in Section 15—“Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9) and provided that the Offer has not been terminated, Parent has agreed pursuant to the Merger Agreement to cause Merger Sub to, upon the terms and subject to the conditions of the Offer, accept and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer.

The Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer” in the Offer to Purchase (collectively, the “Offer Conditions”), including (i) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement and any voluntary agreements with the U.S. Federal Trade Commission (“FTC”) or the U.S. Department of Justice (“DOJ”) not to consummate the Offer or the Merger and obtaining all required consents applicable to the Transactions under the Law on Protection of Competition (Zakon o zastiti konkurencije “Official Gazette of the RS”, no. 51/2009 and 95/2013) of the Republic of Serbia (“Foreign Antitrust Law” and, together with the HSR Act, the “Antitrust Laws”) (such condition, the “Antitrust Clearance Condition”), (ii) no governmental authority of competent jurisdiction having brought any legal proceedings under the Antitrust Laws which remain pending and which seek to make illegal, prohibit or otherwise prevent the consummation of the Offer, the acquisition of the Shares by Parent or Merger Sub or the Merger (the “No Antitrust Proceedings Condition”), (iii) there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), a number of Shares that, together with the other Shares then owned by Parent, Merger Sub and their respective affiliates (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL)) represents at least one more Share than 50% of the total number of outstanding Shares as of immediately prior to the expiration of the Offer (the “Minimum Condition”) and (iv) no governmental authority of competent and applicable jurisdiction having (A) enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger illegal or having the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger, or (B) issued or granted any order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal or that has the effect of prohibiting or otherwise preventing the consummation of the Merger (the “No Legal Restraint Condition”). The Offer is not subject to any financing condition.

The Merger Agreement provides that, as soon as practicable following (but in any event no later than one business day after) the consummation of the Offer, subject to the satisfaction or waiver of the No Legal Prohibition Condition (as defined below), Merger Sub will merge with and into the Company (the “Merger”), and the Company will survive the Merger as the Surviving Corporation and a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and will be effected by Merger Sub and the Company without a stockholder vote pursuant to the DGCL as soon as practicable following the consummation of the Offer, subject to the satisfaction or waiver of the condition that no governmental authority of competent and applicable jurisdiction will have enacted, issued or promulgated any law or issued or granted any order that is in effect as of immediately prior to the Effective Time and has the effect of (a) making the Merger illegal or (b) prohibiting or otherwise preventing the consummation of the Merger (the “No Legal Prohibition Condition”).

At the effective time of the Merger (being the time and day of the filing and acceptance of the certificate of merger with the Secretary of State of the State of Delaware or at such later time and day as may be agreed in writing by Parent and the Company and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (excluding (a) any Shares owned by Parent, Merger Sub or the Company (or held in the Company’s treasury), or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Company, in each case, immediately prior to the Effective Time, (b) any Shares irrevocably accepted for payment pursuant to the Offer, (c) any Shares held by stockholders who are entitled to demand, and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance with Section 262 of the DGCL and (d) any Shares subject to Company Restricted Share Awards (as defined below) shall be canceled and extinguished and automatically converted into the right to receive the Offer Price (the “Merger Consideration”), without interest thereon and less any applicable withholding taxes. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

The foregoing summary of the Merger Agreement and the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase, the Letter of Transmittal, Notice of Guaranteed Delivery and by the terms of the Merger Agreement. A more complete description of the Merger Agreement can be found below under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and Parent—Merger Agreement.” Copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Merger Agreement are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (e)(1), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at Glenpointe Centre East, 300 Frank W. Burr Blvd, Suite 70, Teaneck, New Jersey 07666. The telephone number of the principal executive offices of Parent and Merger Sub is +1 (201) 871-1210. As further set forth in the Schedule TO, the principal executive offices of JTI is located at Bella Donna 4, 1181 RM Amstelveen, the Netherlands. The telephone number of the principal executive offices of JTI is +31 20 7 213 500.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at http://www.sec.gov, or on the Company’s website at https://vectorgroupltd.com/. The information contained on the Company’s website is not incorporated herein, and does not form a part of, this Schedule 14D-9 or any other report or document on file with or furnished to the SEC.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9, there is no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between the Company or its affiliates, on the one hand, and (i) any of the Company’s executive officers, directors or affiliates, or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

The Vector board of directors (the “Company Board”) was aware of all of the following contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—The Company Board’s Reasons for the Offer and the Merger.”

Arrangements between the Company and Parent

Merger Agreement

The Offer. The Merger Agreement provides that Merger Sub will commence the Offer as promptly as practicable (but in no event more than ten business days) after the date of the Merger Agreement and that, on the terms and subject to the conditions set forth in the Merger Agreement and the Offer, Merger Sub will, at or as promptly as practicable following the Expiration Time (but in any event within one business day thereafter), irrevocably accept for payment, and, at or as promptly as practicable following acceptance for payment (but in any event within two business days thereafter), pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer. Unless the Offer is extended pursuant to and in accordance with the Merger Agreement, the Offer will expire at 11:59 p.m., New York time, on October 1, 2024, which is the 20th business day after the date the Offer is commenced. In the event that the Offer is extended pursuant to and in accordance with the Merger Agreement, then the Offer will expire on the date and at the time to which the Offer has been so extended.

The obligation of Merger Sub to irrevocably accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer are subject only to the satisfaction of the Offer Conditions described in Section 15 — “Conditions of the Offer” in the Offer to Purchase.

Parent and Merger Sub expressly reserve the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer or to increase the Offer Price. However, without the prior written consent of the Company, Parent and Merger Sub may not:

•

waive or modify specified conditions, including the Minimum Condition, the No Antitrust Proceedings Condition, the No Legal Restraint Condition or the Termination Condition (as defined in Section 15 — “Conditions of the Offer” in the Offer to Purchase);

•	make any change in the terms of or conditions to the Offer that:

•	changes the form of consideration to be paid in the Offer;

•	decreases the Offer Price or the number of Shares sought in the Offer;

•	extends the Offer or the Expiration Time or terminates the Offer, except as permitted or required by the Merger Agreement;

•	imposes conditions or requirements on the Offer other than the Offer Conditions, as described in Section 15 — “Conditions of the Offer” in the Offer to Purchase;”

•

amends any term or condition of the Offer in any manner that would reasonably be expected to materially and adversely affect the Company stockholders (as a group and in their capacity as such) or would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Offer, the Merger or the other Transactions; or

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Merger Agreement contains provisions that govern the circumstances in which Merger Sub is required or permitted to extend the Expiration Time. Unless the Merger Agreement has been terminated in accordance with its terms:

•

Merger Sub must extend the Offer for the minimum period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or NYSE or its staff, in each case, as applicable to the Offer, the Schedule 14D-9 or the other tender offer documents; or

•

if, as of the time the Offer is then scheduled to expire, any of the Offer Conditions are not satisfied or waived by Parent or Merger Sub, Merger Sub may (and, if requested by the Company, must) extend the Offer for one or more successive extension periods of up to ten business days each (or any longer period as may be agreed in writing by Parent and the Company) in order to permit the satisfaction of all of the Offer Conditions; however, if the sole then-unsatisfied Offer Condition is the Minimum

Condition, Merger Sub may (and, if requested by the Company, shall, and Parent shall cause Merger

Sub to) extend the Offer for one or more successive extension periods of ten business days each (or any longer period as may be agreed in writing by Parent and the Company), but Merger Sub will not be required to extend the Offer for more than two occasions in consecutive periods of ten business days each, but may, in its sole discretion, elect to do so.

Notwithstanding the foregoing, Merger Sub may not extend the Offer beyond the Termination Date (as defined below in the subsection “—Termination) without the prior written consent of the Company.

The Merger. The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Company will continue as the Surviving Corporation of the Merger and as a subsidiary of Parent. The Merger will be governed by and effected pursuant to Section 251(h) of the DGCL as soon as practicable following the Acceptance Time (as defined below). The consummation of the Merger (which we refer to as the “Closing”) will take place as soon as practicable following (but in any event no later than one business day after) the Acceptance Time subject to the satisfaction or, if permitted by applicable law, waiver of the conditions to the Merger described below in the subsection “—Conditions to the Merger.” On the date of the Closing, the parties will file a certificate of merger with respect to the Merger in accordance with the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and shall take such further actions as may be required to make the Merger effective on such date. The Merger will become effective at the time and day of the filing and acceptance of the Certificate of the Merger with the Secretary of State of the State of Delaware, or a later time and date as may be agreed in writing by the parties and specified in the Certificate of Merger in accordance with the DGCL.

Certificate of Incorporation and Bylaws. From and after the Effective Time, (a) by virtue of the Merger, the certificate of incorporation of the Company will be amended and restated in its entirety to read as set forth on Exhibit B to the Merger Agreement and (b) the bylaws of the Company will be amended and restated in their entirety to be in the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation will be Vector Group Ltd. and the amended and restated bylaws will be the bylaws of the Surviving Corporation).

Directors and Officers. At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time will become the directors of the Surviving Corporation and (b) the officers of Merger Sub immediately prior to the Effective Time will become the officers of the Surviving Corporation.

Effect on Capital Stock. On the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time:

•

each Share that is outstanding immediately prior to the Effective Time (excluding (a) Canceled Shares, (b) Accepted Shares, (c) Dissenting Shares and (d) any Shares subject to Company Restricted Share Awards (each as defined below)) will be canceled and extinguished and automatically converted into the Merger Consideration, without interest and less any applicable withholding taxes, on compliance with the applicable procedures set forth in the Merger Agreement with respect to the book-entry transfer of Shares;

•

each Share (a) owned by Parent, Merger Sub or the Company (or held in the Company’s treasury), or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Company, in each case, immediately prior to the Effective Time (which we refer to as the “Canceled Shares”) or (b) irrevocably accepted for payment pursuant to the Offer (which we refer to as the “Accepted Shares”), will, in each case, be canceled and extinguished without any conversion thereof or consideration paid therefore by virtue of the Merger; and

•

each share of common stock, par value $0.001 per share, of Merger Sub that is outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Shares held by Company stockholders (or held in a voting trust or by a nominee on behalf of a beneficial owner who beneficially owns such Shares) who are entitled to demand and who have properly and validly demanded their statutory rights of appraisal in respect of these Shares in compliance in all respects with Section 262 of the DGCL (“Dissenting Shares”) will not be converted into or represent the right to receive the Merger Consideration, but will be automatically canceled and extinguished and instead will be entitled to receive an amount as may be determined pursuant to Section 262 of the DGCL. However, all Dissenting Shares that are held by Company stockholders (or beneficially owned by a beneficial owner that made an appraisal demand with respect thereto) who have failed to properly and validly demand or who have effectively withdrawn or otherwise lost or forfeited their rights to appraisal of these Dissenting Shares under Section 262 of the DGCL will no longer be considered to be Dissenting Shares and will be deemed to have been converted into, as of the Effective Time, the right to receive the Merger Consideration, without interest and subject to any required withholding tax, on the terms and conditions set forth in the Merger Agreement.

Treatment of Company Equity Awards. Pursuant to the terms of the Merger Agreement at the Effective Time, (i) each outstanding and unexercised In-the-Money Option as of immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive the Option Consideration applicable to such In-the-Money Option, (ii) each outstanding Out-of-the-Money Option will be canceled for no consideration therefor and (iii) each outstanding Company TRSA and Company PRSA as of immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive the TRSA/PRSA Consideration applicable to such Company TRSA or Company PRSA.

Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Merger Sub, which are qualified by information set forth in a confidential disclosure letter of the Company to Parent and Merger Sub in connection with the execution of the Merger Agreement and certain disclosures in the Company’s SEC filings since January 1, 2021 and publicly available at least two business days prior to the date of the Merger Agreement, including representations and warranties relating to: organization and qualification; capitalization; corporate power and authority; enforceability of the Merger Agreement; the absence of any required vote of Company stockholders to approve the Merger; required governmental authorizations; non-contravention of applicable law and orders and the Company’s organizational documents and contracts; SEC filings, financial statements and internal controls; the absence of undisclosed liabilities; the absence of a Company Material Adverse Effect (as defined below); the absence of certain changes to the business of the Company since June 30, 2024; information provided or included in the Schedule TO and other documents relating to the Offer; brokers’ fees; employee benefit plans and employee matters; litigation; taxes; compliance with laws and permits; environmental matters; intellectual property; data privacy and security; real property; material contracts; insurance; compliance with anti-bribery and anti-money laundering laws; related party transactions; the opinion of its financial advisor; and the inapplicability of state takeover laws. Each of Parent and Merger Sub has made customary representations and warranties to the Company with respect to, among other matters: organization and qualification; corporate power and authority; the enforceability of the Merger Agreement; information provided or included in the Schedule TO and other documents relating to the Offer; required governmental authorizations; non-contravention of applicable law and orders and their organizational documents and contracts; litigation; that neither Parent nor any of its affiliates is an “interested stockholder” within the meaning of Section 203 of the DGCL; availability of sufficient funds; the operations of Merger Sub; and brokers’ fees.

Some of the representations and warranties in the Merger Agreement are qualified by materiality qualifications or a “Company Material Adverse Effect” clause. For purposes of the Merger Agreement, “Company Material Adverse Effect” means any event, change, occurrence, development, circumstance, fact or effect (each, an “Event”) that, individually or in the aggregate with any other Event, is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, operations, liabilities, business or results of operations of the Company and its subsidiaries (taken as a whole). However, none of the following, either individually or in the aggregate, shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent arising out of or related to:

(a)

any Event generally affecting the economy, credit, capital, securities or financial markets, including interest rates or exchange rates, or political, regulatory or business conditions in the geographic markets in which the Company or any of its subsidiaries has material operations or in which any of the Company’s or any of its subsidiaries’ products or services are sold or sourced (as applicable);

(b)	any Event that is the result of factors generally affecting the tobacco industry or markets in which the Company or any of its subsidiaries have material operations;

(c)

subject to certain exceptions, any Event in or with respect to, the relationship of the Company or any of its subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship that, in each case, was caused by the entry into, announcement, pendency or consummation of the Transactions, or resulting or arising from the identity of or any facts or circumstances relating to, or any actions taken or failed to be taken by, Parent or any of its affiliates (other than those required or expressly permitted pursuant to the Merger Agreement), including any legal proceedings with respect to the Merger Agreement or the Transactions;

(d)	any change or modification in GAAP or in any law of general applicability, including the repeal thereof, after the date of the Merger Agreement;

(e)

any change or modification to any U.S. Department of Health and Human Services, the U.S. Food and Drug Administration or state tobacco regulations, including menthol bans or regulations, nicotine regulation or marketing limitations or prohibitions, after the date of the Merger Agreement;

(f)

any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception to this clause (f) shall not prevent or otherwise affect a determination that any Event (not otherwise excluded under this definition) underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a “Company Material Adverse Effect;”

(g)

act of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military or para-military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event (including COVID-19 or otherwise, and any law providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to COVID-19) or any other force majeure event, or any national or international calamity or crisis;

(h)

any legal proceeding brought by any current or former Company stockholder (on its own behalf or on behalf of the Company) against the Company, arising from allegations of any breach of fiduciary duty or allegations of violation of law to the extent relating to the Merger Agreement or the Transactions; provided that the exception in this clause (h) shall not prevent or otherwise affect a determination that any Event underlying such Event, has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a “Company Material Adverse Effect;”

(i)	any action taken or failed to be taken by the Company or any of its subsidiaries or its or their respective representatives with Parent’s prior written consent or at Parent’s written request;

(j)

any Event affecting the credit rating or other rating of financial strength of the Company or any of its subsidiaries or any of their respective securities; provided that the exception in this clause (j) shall not prevent or otherwise affect a determination that any Event underlying such Event, announcement of an Event or potential Event has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a “Company Material Adverse Effect;” or

(k)

a decline in the market price, or change in trading volume, of the Shares on NYSE; provided that the exception in this clause (k) shall not prevent or otherwise affect a determination that any Event underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a “Company Material Adverse Effect.”

If one or more of the Events set forth in clauses (a), (b), (d), (e) and (g), (1) primarily relates only to (or has the effect of primarily relating only to) the Company or any of its subsidiaries or (2) materially and disproportionately adversely affects the Company and its subsidiaries compared to other companies operating in the tobacco industry, then the incremental material and disproportionate impact of such Events shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred, or would reasonably be expected to occur, but only to the extent otherwise permitted by this definition.

Conduct of Business Pending the Merger. The Merger Agreement provides that except (a) as described in the disclosure letter delivered by the Company to Parent on the date of the Merger Agreement (the “Company Disclosure Letter”), (b) as required by applicable law, (c) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (d) as required or expressly provided for by the Merger Agreement, during the period from the date of the Merger Agreement and continuing until the earlier of the valid termination of the Merger Agreement or the Effective Time (the “Pre-Closing Period”), (x) the Company shall use commercially reasonable efforts to, and cause each of its direct or indirect wholly owned subsidiaries to, conduct its business in all material respects according to its ordinary and usual course of business consistent with past practice, preserve intact its business organization, including keeping available the services of current executive officers, and preserve the present relationships with those persons having significant business relationships with the Company.

The Merger Agreement also contains specific covenants restricting the Company from taking certain actions during the Pre-Closing Period (subject to the same exceptions listed above and certain additional exceptions specified in the Merger Agreement) including, among other things, not to:

(i)	adopt any amendments to its certificate of incorporation or bylaws;

(ii)	issue, sell, grant options or rights to purchase, pledge, or authorize or propose the issuance, sale, grant of options or rights to purchase or pledge, any securities of the Company;

(iii)

acquire or redeem, directly or indirectly, or amend any securities of the Company, other than (A) the acquisition by the Company of Shares in connection with the surrender of Shares by holders of Company Options outstanding on the date hereof in order to pay the exercise price of such Company Options, (B) the withholding of Shares to satisfy tax obligations with respect to the exercise or settlement of Company Options, Company TRSAs and Company PRSAs or (C) the acquisition by the Company of Company Options, Company TRSAs and Company PRSAs outstanding on the date of the Merger Agreement in connection with the forfeiture of such awards;

(iv)

split, combine or reclassify its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock, other than (A) quarterly cash dividends by the Company as set forth in the applicable subsection of the Company Disclosure Letter, or (B) dividends paid to the Company or one of its wholly owned subsidiaries by a wholly owned subsidiary of the Company with regard to its capital stock or other equity interest;

(v)

acquire, by means of a merger, consolidation, acquisition of stock or assets or otherwise, any business, assets or securities for fair market value or purchase price in excess of $1,000,000 in any individual transaction or $2,000,000 in the aggregate, in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or that would reasonably be expected to have a Company Impairment Effect (as defined in the Merger Agreement), other than acquisitions of inventory or other goods in the ordinary course of business or pursuant to the terms of any Material Contract (as defined in the Merger Agreement) existing as of the date hereof and listed in the applicable subsection of the Company Disclosure Letter;

(vi)

transfer, sell or otherwise convey, or permit or suffer to exist the creation of any liens other than permitted liens, on any properties or assets of the Company or its subsidiaries, or capital stock or equity interests of any subsidiaries of the Company, other than (A) sales of Company inventory in the ordinary course of business, (B) sales of obsolete assets in the ordinary course of business, (C) sales, leases or dispositions of assets with fair market value not in excess of $1,000,000 in an individual transaction or $2,000,000 in the aggregate in the ordinary course of business or (D) certain transactions pursuant to material contracts existing as of the date of the Merger Agreement;

(vii)	create, incur, assume, guarantee or otherwise become liable or responsible for any indebtedness for borrowed money outside the ordinary course of business or in excess of $2,000,000 in the aggregate;

(viii)

make any loans, advances or capital contributions to, or investments in, any other person (other than to or among wholly owned subsidiaries of the Company or certain affiliated entities) in excess of $2,000,000 in the aggregate;

(ix)	change any financial accounting methods, principles or practices used by it, except as required by GAAP or applicable law;

(x)

except as required by applicable law, make, rescind or change any tax election or amend any material tax return, settle any legal proceeding relating to taxes or enter into any closing agreement with respect to taxes, change any annual tax accounting period or any material tax accounting method, or surrender any right to claim a refund of taxes, enter into any tax indemnification, sharing, allocation or similar agreement or arrangement, or withdraw any material tax refund claim;

(xi)

except as required pursuant to an employee compensation or benefit plan in effect as of the date of the Merger Agreement, (A) pay or make any new commitment to pay any bonus, cash incentive, profit-sharing or similar payment (including any benefit or amount not required under any employee compensation or benefit plan as in effect as of the date of the execution of the Merger Agreement) to, or provide for an increase in the compensation or benefits payable to its current or former officers, employees, directors or independent contractors, (B) grant or pay (or otherwise increase) any change in control, retention, severance, termination or similar pay to its current or former officers, employees, directors or independent contractors, (C) establish, adopt, enter into, amend or terminate any employee compensation or benefit plan, (D) take any action to accelerate the vesting, lapse or restrictions, payment, or funding of, or in any other way secure the payment of, compensation or benefits under any employee compensation or benefit plan, (E) hire, promote or terminate any employee at (or who would be at) the level of Vice President or above (other than for cause), (F) engage or terminate the services of any consultant who is a natural person who receives or who would receive an hourly fee equal to or greater than $250 and greater than $100,000 in the aggregate, (G) enter into, amend or terminate any collective bargaining agreement, works council, labor, voluntary recognition or similar agreement (“Collective Bargaining Agreement”) or otherwise recognize or certify a labor organization, union, works council or similar entity or other body as the bargaining representative for any employees of the Company or its subsidiaries (other than renegotiating Collective Bargaining Agreements now in effect scheduled to expire within six months following the date of the Merger Agreement in the ordinary course, subject to certain limitations) or (H) implement any plant closing, mass layoff or similar action under the Worker Adjustment and Retraining Notification Act and any similar state or local law;

(xii)

make or authorize any capital expenditure or incur any obligations, liabilities or indebtedness in respect thereof, except for (A) those contemplated by the capital expenditure budget for the relevant fiscal year, which capital expenditure budget has been provided or made available to Parent and (B) any unbudgeted capital expenditure, in an amount in excess of, in any year, in the aggregate, $1,000,000 for any individual capital project or $2,000,000 in the aggregate;

(xiii)

except in the ordinary course of business, sell, license or dispose of or allow to lapse or fail to prosecute any material intellectual property rights of the Company, except for the expiration of non-renewable statutory term of any registered intellectual property of the Company;

(xiv)

(A) commence any material suit, action, claim, or proceeding or (B) settle any suit, action, claim, proceeding or investigation other than settlement for monetary damages not in excess of $1,000,000 for any individual legal proceeding or $2,000,000 in the aggregate, or any matter set forth in the applicable subsection of the Company Disclosure Letter;

(xv)

except as specifically permitted by the applicable section of the Merger Agreement, (A) enter into any Contract (as defined in the Merger Agreement) that, if entered prior to the date of the Merger Agreement, would be a Material Contract or a Real Property Lease (as defined in the Merger Agreement), (B) materially modify, materially amend or terminate (other than expirations in accordance with its terms) any Material Contract or Real Property Lease or (C) lease, sublease or license any portion of Real Property (as defined in the Merger Agreement);

(xvi)	acquire any ownership interest in any real property or enter any agreement to sell or dispose of any real property owned by the Company;

(xvii)	adopt or implement any stockholder rights plan or similar arrangement;

(xviii)

(A) enter into any contract that would, if entered into prior to the date hereof, be a Material Contract or (B) materially modify, materially amend or terminate (other than expirations in accordance with its terms) any Material Contract or waive, release or assign any material rights or material claims thereunder;

(xix)	enter into any Contract that by its terms would purport to bind Parent or its affiliates (other than, following the Closing, the Company); or

(xx)

offer, agree or commit, in writing or otherwise, to take any of the foregoing actions. Notwithstanding the foregoing, nothing in the Merger Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company at any time prior to the Acceptance Time.

No Solicitation. Except as otherwise described below, the Company has agreed that, during the Pre-Closing Period, it will not, it will cause its directors and officers not to, and it will instruct its and its subsidiaries’ other representatives not to, directly or indirectly:

•

initiate, solicit, propose, purposefully encourage or knowingly facilitate any inquiry, proposal, offer or action that constitutes or could be expected to lead to an Acquisition Proposal (as defined below);

•

engage in, continue or otherwise participate in any discussions or negotiations with any person with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (except to notify any person of the Company’s no-solicitation obligations);

•

furnish to any third party any information relating to the Company or its subsidiaries, or afford to any third party access to the properties, books, records or other information, or to any personnel, of the Company or its subsidiaries, in connection with any Acquisition Proposal or any inquiry, proposal, offer or action that constitutes or could reasonably be expected to lead to an Acquisition Proposal;

•

enter into any merger agreement, purchase agreement, letter of intent or similar agreement with respect to an Acquisition Transaction (as defined below) (except for a confidentiality agreement in compliance with no-solicitation provisions of the Merger Agreement);

•	approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL; or

•	approve, authorize, agree or publicly announce any intention to do any of the foregoing.

“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal or indication of interest by Parent, Merger Sub, or their affiliates) to engage in an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the Transactions) involving: (a) any issuance to, acquisition or purchase by, any person or group, directly or indirectly, of twenty percent (20%) or more of any class of outstanding voting or equity securities of the Company (or instruments convertible into or exercisable or exchangeable for such equity securities), or any recapitalization, tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning twenty percent (20%) or more of any class of outstanding voting or equity securities of the Company; (b) any merger, amalgamation, consolidation, share exchange, business combination, acquisition or license of assets or similar transaction involving the Company or any of its subsidiaries that, if consummated, would result in any person or group, directly or indirectly, (i) acquiring assets of the Company or any of its subsidiaries representing twenty percent (20%) or more of the Company’s consolidated assets or to which twenty percent (20%) or more of the Company’s consolidated net revenues or net earnings are attributable or (ii) beneficially owning twenty percent (20%) or more of any class of outstanding voting or equity securities of the Company or of the surviving entity or of the resulting direct or indirect parent of the Company or such surviving entity (or instruments convertible into or exercisable or exchangeable for such equity securities), in each case of the foregoing clauses (i) and (ii) of this definition, as of the date of such proposal, offer, inquiry or indication of interest, or acquisition (it being understood that total assets of the Company (A) include equity securities of subsidiaries of the Company and the entities organized with respect to certain joint venture projects that the Company has engaged in and (B) shall be determined on a fair-market-value basis); (c) any liquidation or dissolution of the Company; or (d) any combination of the foregoing clauses (a) through (c), in each case other than any proposal, offer, inquiry or indication of interest by Parent, Merger Sub, or their affiliates or any acquisition by Parent or any of its affiliates or any group that Parent or any of its affiliates are members of pursuant to or permitted by the Merger Agreement.

Except as otherwise described below, the Company has also agreed that, during the Pre-Closing Period, it will, it will cause its subsidiaries and its and their respective directors and employees (including any officers) to, and it will instruct its and its subsidiaries’ other representatives to, cease all existing discussions or negotiations with any person conducted prior to the date of the Merger Agreement with respect to any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Acquisition Proposal. Further, the Company has also agreed to promptly (and in any event within 48 hours) after the date of the Merger Agreement terminate access by any third party to any physical or electronic data room relating to a potential Acquisition Proposal (or prior discussions in respect of a potential Acquisition Proposal) and request that each third party that has executed a confidentiality agreement relating to a potential Acquisition Proposal promptly return to the Company or destroy all non-public documents and materials containing non-public information of the Company that has been furnished by the Company or any of its representatives to the third party.

Further, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Acceptance Time, as promptly as practicable and in any event within 36 hours following receipt of an inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, the Company will (a) provide Parent with written notice of receipt of such inquiry, proposal or offer, (b) communicate to Parent the material terms and conditions of such inquiry, proposal or offer and the identity of the person making such inquiry, proposal or offer and (c) provide Parent with copies of any material documents provided to the Company or any of its representatives evidencing or delivered in connection with such inquiry, proposal or offer (and if such communication was made orally, a reasonably detailed written summary of such communication). The Company has agreed to keep Parent reasonably informed on a prompt and timely basis (and in any event within 36 hours) of any material developments or negotiations with respect to any such inquiry, proposal or offer (including any material changes to the terms and conditions of an Acquisition Proposal submitted to the Company), including by providing copies of any revised or new material documents delivered to the Company or any of its representatives evidencing or delivered in connection with such inquiry, proposal or offer.

Notwithstanding the restrictions described above, if at any time prior to the Acceptance Time, the Company has received a bona fide, written Acquisition Proposal from any third party that did not result from a material breach of the no-solicitation provisions of the Merger Agreement which are described above in “— No

Solicitation,” then if the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that the Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and that the failure to take the actions described in clause (a), (b) or (c) below would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, then the Company and any of its representatives may (a) enter into a confidentiality agreement with the third party in accordance with the terms of the Merger Agreement, (b) furnish information with respect to the Company to the third party making the Acquisition Proposal (provided that (i) the Company substantially concurrently provides to Parent any such information to the extent not previously provided or made available to Parent by the Company and (ii) the Company must have entered into a confidentiality agreement with the third party in accordance with the terms of the Merger Agreement) and (c) participate and engage in discussions or negotiations with the third party making the Acquisition Proposal regarding the Acquisition Proposal.

The Company has also agreed that any breach of the no-solicitation provisions of the Merger Agreement by any of its representatives (acting as such at the direction of or on behalf of the Company) will be deemed a breach of the applicable section of the Merger Agreement by the Company.

“Superior Proposal” means an unsolicited, written and bona fide Acquisition Proposal that, if the transactions or series of related transactions contemplated thereby were consummated, would result in a person or group, other than Parent or any of its affiliates or any group that Parent or any of its affiliates are members of, becoming the beneficial owner of, directly or indirectly, fifty percent (50%) or more of the: (a) total voting power of the equity securities of the Company and its subsidiaries (or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity); or (b) consolidated net revenues, net income or total assets, in each case of the foregoing clauses (a) and (b) of this definition, as of the date of such Acquisition Proposal (it being understood that (i) total assets include equity securities of subsidiaries of the Company and (ii) shall be determined on a fair-market-value basis), and that the Company Board has determined in good faith, after consultation with the Company Board’s outside legal counsel and financial advisor(s), taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal, (x) is reasonably likely to be consummated in accordance with its terms (y) is not subject to any financing or due diligence conditionality and (z) if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such), from a financial point of view, than the Transactions (after taking into account any revisions to the terms and conditions of the Merger Agreement proposed by Parent).

Company Board Recommendation; Termination for a Superior Proposal; Matching Rights. Subject to the provisions described below, the Company Board will recommend that the Company stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, which we refer to as the “Company Board Recommendation.” The Company has agreed that neither the Company Board nor any committee thereof will (a) withdraw, amend, modify or qualify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation; (b) approve, adopt, endorse or recommend or declare advisable an Acquisition Proposal; (c) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company stockholders; (d) if any Acquisition Proposal is structured as a tender offer or exchange offer for the outstanding Shares and is commenced pursuant to Rule 14d-2 under the Exchange Act (other than by Parent or an affiliate of Parent), fail to recommend, within ten business days after such commencement, against acceptance by the Company stockholders of such tender offer or exchange offer; or (e) publicly propose to do any of the foregoing (each of clauses (a), (b), (c), (d) and (e), a “Company Board Recommendation Change”). However, a “stop, look and listen” communication by the Company Board or any committee thereof to the Company stockholders pursuant to Rule 14d-9(f) of the Exchange Act will not be deemed to be a Company Board Recommendation Change or otherwise be prohibited under the terms of the Merger Agreement, provided that any such disclosure by the Company states that the Company Board Recommendation continues to be in effect unless, prior to the time of such communication, a Company Board Recommendation Change has been made in compliance with the Merger Agreement.

Notwithstanding the foregoing restrictions or anything to the contrary set forth in the Merger Agreement, at any time prior to the Acceptance Time, (a) in response to the receipt of an Acquisition Proposal received after the date of the Merger Agreement that did not result from a material breach of the no-solicitation provisions of the Merger Agreement or the occurrence of an Intervening Event (as defined below), the Company Board is permitted to effect a Company Board Recommendation Change or (b) in response to the receipt of an Acquisition Proposal received after the date of the Merger Agreement that did not result from a material breach of the no-solicitation provisions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement to concurrently enter into a definitive agreement with respect to a Superior Proposal, if, in each case all of the following conditions are met:

•

the Company Board must determine in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

•

in the case of receipt of an Acquisition Proposal, the Company Board must determine in good faith (after consultation with financial advisor(s) and outside legal counsel) that the Acquisition Proposal constitutes a Superior Proposal;

•	in the case of an Intervening Event, the Company Board must determine in good faith (after consultation with financial advisor(s) and outside legal counsel) that an Intervening Event has occurred;

•

the Company must provide written notice to Parent at least four business days prior to effecting a Company Board Recommendation Change or terminating the Merger Agreement to concurrently enter into a definitive agreement with respect to a Superior Proposal of its intent to take such action, specifying the reasons therefor (which we refer to as a “Change of Recommendation Notice”);

•

prior to effecting a Company Board Recommendation Change or terminating the Merger Agreement to concurrently enter into a definitive agreement with respect to a Superior Proposal, the Company must negotiate with Parent in good faith (to the extent Parent desires to negotiate) during the four business day period to make a proposal to amend the terms and conditions of the Merger Agreement as would obviate the basis for a Company Board Recommendation Change or such termination of the Merger Agreement; and

•

no earlier than the end of the four business day period, the Company Board must determine in good faith (after consultation with its financial advisor(s) and outside legal counsel), after considering any amendments to the terms and conditions of the Merger Agreement proposed by Parent in a binding written offer irrevocably made by Parent during the four business day period, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law (and, in the case of receipt of an Acquisition Proposal, that the Acquisition Proposal continues to constitute a Superior Proposal).

Following delivery of a Change of Recommendation Notice in the case of a Superior Proposal, in the event of any change to the financial terms (including any change to the amount or form of consideration) or other material revision to the terms or conditions thereof, the Company must provide a new Change of Recommendation Notice to Parent, and any Company Board Recommendation Change or termination of the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal following delivery of a new Change of Recommendation Notice will again be subject to the procedures described above, except that references to four business days will be deemed to be two business days.

“Intervening Event” means a material Event with respect to the Company or any of its subsidiaries, taken as a whole, or the business of the Company or any of its subsidiaries, taken as a whole, that first becomes known by the Company Board after the execution and delivery of the Merger Agreement (or if known by the Company Board as of or prior to the execution and delivery of the Merger Agreement, the material consequences of which were not known by the Company Board at such time); provided that under no circumstances shall (a) any Event that involves or relates to an Acquisition Proposal or a Superior Proposal or any inquiry or communications or matters relating thereto, individually or in the aggregate, (b) any change, in and of itself, in the market price or trading volume of the Shares, (c) any change in conditions generally (including any regulatory changes) affecting the industries or sectors in which the Company or any of its subsidiaries operates, (d) the taking of any action required or expressly contemplated by the Merger Agreement or (e) the fact that, in and of itself, the Company or any of its subsidiaries exceeds any internal or published industry analyst projections or forecasts or estimates of revenues, earnings or other financial or operating metrics for any period, be taken into account in determining whether an Intervening Event has occurred.

Commercially Reasonable Efforts. Each of Parent, Merger Sub and the Company has agreed to use commercially reasonable efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable, the Transactions, including using commercially reasonable efforts to (a) cause each of the Offer Conditions described in Section 15 — “Conditions of the Offer” in the Offer to Purchase and the conditions to the Merger described in “— Conditions to the Merger” to be satisfied, in each case as promptly as practicable after the date of the Merger Agreement; (b) obtain, as promptly as practicable after the date of the Merger Agreement, and maintain all necessary actions or non-actions and consents from governmental authorities and make all necessary registrations, declarations and filings with governmental authorities, that are necessary to consummate the Offer and the Merger; (c) obtain all necessary consents under any contracts to which the Company or any of its subsidiaries is a party in connection with the Merger Agreement, and the consummation of the Offer, the Merger and the other Transactions that are requested by Parent in writing; and (d) reasonably cooperate with the other party or parties with respect to any of the foregoing. Notwithstanding anything to the contrary in the Merger Agreement, neither party, prior to the Effective Time, will be required to, and the Company will not without the consent of Parent, pay any consent or other similar fee or other consideration to obtain any consent of any third party under any contract.

During the Pre-Closing Period, none of Parent, Merger Sub or any of their affiliates may acquire or agree to acquire any rights, business, person or division thereof or enter into or agree to enter into any joint venture or similar arrangement, in each case with respect to assets or businesses that are for the development or commercialization of combustible cigarettes or other tobacco products in the United States of America that would reasonably be expected to prevent, materially delay or materially impair Parent’s ability to obtain the approval of any governmental authority under the Antitrust Laws or the expiration or termination of any applicable waiting period with respect to the Transactions.

Antitrust Filings. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, has agreed to file (i) with the FTC and the Antitrust Division of the DOJ a notification and report form relating to the Merger Agreement and the Transactions (the “HSR Filings”) as required by the HSR Act, as soon as practicable (but in no event later than ten business days ) after the date of the Merger Agreement (unless a later date is mutually agreed between the parties) and (ii) any other submission required pursuant to the Foreign Antitrust Law as soon as reasonably practicable (but in no event later than ten business days) after the date of the Merger Agreement (collectively with the HSR Filings, the “Company Approvals”).

Each of Parent and the Company has agreed to (a) cooperate and coordinate with the other in the making of the Company Approvals, (b) supply the other with any information and documentary material that may be required in order to make the Company Approvals, (c) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or any foreign governmental authority responsible for the enforcement of any Foreign Antitrust Laws and (d) cooperate with each other and use commercially reasonable efforts to contest and resist any legal proceeding and to have vacated, lifted, reversed or overturned any order that my result from such legal proceedings, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions through the Termination Date.

Each of Parent and Merger Sub has agreed to, and to cause their respective affiliates to, take all lawful to obtain as promptly as reasonably practicable all Company Approvals, promptly undertake any and all actions necessary or advisable to avoid or prevent the prohibition of, or commencement of any action challenging, the

Transactions by or on behalf of any governmental authority with respect to the Company Approvals and proffer to any governmental authority to take such actions as may be reasonably necessary or appropriate in order to obtain all Company Approvals as soon as reasonably practicable, including (i) proffering and consenting and/or agreeing to the sale, divestiture, licensing or other disposition, or the holding separate, of particular assets, categories of assets or portions of any business of the Company, Parent or any of their respective subsidiaries, including terminating existing relationships, contractual rights or obligations of the Company, Parent or their respective subsidiaries, creating any relationship, contractual right or obligation of the Company, Parent or their respective subsidiaries, (ii) promptly effecting the disposition, licensing or holding separate of particular assets, categories of assets or portions of any business of the Company, Parent or any of their respective subsidiaries and (iii) agreeing to such limitations on the conduct or actions of Parent and/or its affiliates (including the Surviving Corporation and its subsidiaries) with respect to any particular assets, categories of assets or portions of any business of the Company, Parent or any of their respective subsidiaries, in each case, as may be required in order to enable the consummation of the Offer and the Merger, to occur as soon as reasonably practicable (and in any event no later than the Termination Date (as it may be extended)) including entering into agreements or stipulating to the entry of any order by, or filing any applications with, any governmental authority in connection with any of the foregoing (the actions referred to in clauses (i), (ii) and (iii), “Remedy Actions”); provided, however, that notwithstanding anything in the Merger Agreement to the contrary (A) Parent and its affiliates shall not be obligated to take, and without the prior written consent of Parent, neither the Company nor its subsidiaries shall take, any Remedy Action unless all such actions, taken together, would be immaterial to Parent or the Company and their respective subsidiaries, taken as a whole, (B) Parent and its affiliates shall not be obligated to take any Remedy Action with respect to Parent, its affiliates or their respective assets, categories of assets, businesses, relationships, contractual rights, obligations or arrangements, (C) neither Parent nor any of its affiliates shall be required to commit to provide prior notice or seek prior approval from any governmental authority of any future transaction to the extent permitted under the Merger Agreement and (D) Parent, the Company or their respective affiliates shall not be required to (and the Company and its subsidiaries shall not, without the prior written consent of Parent) proffer, consent to or agree to or effect any Remedy Action unless such Remedy Action is conditioned upon the Merger.

Neither party will extend the waiting period under the HSR Act (by pull and refile or otherwise) or enter into any agreement with the FTC, the DOJ or any other governmental authority not to consummate the Transactions without the consent of the other party (such consent not being unreasonably withheld, conditioned or delayed).

Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, has agreed to promptly inform the other of any substantive communication from any governmental authority regarding any of the Transactions in connection with any filings or investigations with, by or before any governmental authority relating to the Merger Agreement or the Transactions, including any proceedings initiated by a private party. If any party to the Merger Agreement or an affiliate thereof receives a request for additional information or documentary material from any governmental authority with respect to the Transactions pursuant to the HSR Act or any other antitrust law with respect to which any filings have been made, then such party will use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with the foregoing, to the extent reasonably practicable and unless prohibited by applicable law or by the applicable governmental authority, the parties have also agreed to (a) give the other party reasonable advance notice of and the opportunity to participate in substantive meetings and substantive conference calls with any governmental authority relating to the Offer or the Merger, (b) give each other an opportunity to participate in each of such meetings and conference calls, (c) keep the other party reasonably apprised of any substantive oral communications with any governmental authority in respect of the Offer or the Merger, (d) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Offer and the Merger, articulating any regulatory or competitive argument or responding to requests or objections made by any governmental authority, (e) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all substantive written communications to or from any governmental authority relating to the Offer or the Merger, (f) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any governmental authority relating to the Offer or the Merger, and (g) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the Antitrust Clearance Condition, the No Legal Restraint Condition (solely in respect of any antitrust law or order under antitrust law) and the No Antitrust Proceedings Condition (each as defined in Section 15 — “Conditions of the Offer” in the Offer to Purchase) and the condition to the Merger relating to the absence of legal prohibitions.

Merger. The parties have agreed that, on the terms and conditions of the Merger Agreement, the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a meeting of the stockholders, in accordance with Section 251(h) of the DGCL.

Public Statements and Disclosure. Parent and Merger Sub, on the one hand, and the Company, on the other hand, have each agreed to not, and to cause their respective affiliates and representatives not to, issue any press release or make any public statement with respect to the Merger, the Offer or the Merger Agreement without the prior written consent of the other (which consent will not be unreasonably withheld, conditioned or delayed), except as required by applicable law or the rules and regulations of NYSE or Tokyo Stock Exchange, in which case the party proposing to issue such press release shall use commercially reasonable efforts to allow the other party a reasonable opportunity to comment on such release or announcement in advance of such issuance.

Anti-Takeover Laws. If any state anti-takeover or other similar law becomes or is deemed applicable to the Merger Agreement or the Transactions, the Company and the Company Board shall grant approval and take such action as necessary so that the Transactions may be consummated as promptly as practicable and so that such law shall be rendered inapplicable to the Merger Agreement or the Transactions.

Access. The Company has agreed to afford Parent and its representatives reasonable access during normal business hours, on reasonable notice, to the properties, books, records and personnel of the Company, in each case, subject to customary exceptions and limitations, and solely for the purpose of the Transactions or for reasonable integration planning purposes. Notwithstanding anything to the contrary in the Merger Agreement, the Company will not be required to prepare any reports, analyses, appraisals, opinions or other information.

Section 16(b) Exemption. The Company has agreed to take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the Transactions by any director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification, expense advancement and exculpation rights in favor of the Company’s current or former directors and officers (and any person who becomes a director or officer of the Company) and any individual serving or who served as a director, officer, member, manager, partner, trustee or fiduciary of any corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the Company’s request, in each case prior to the Effective Time, who we refer to as “Indemnified Persons.” In addition, for six years following the Effective Time, the organization documents of the Surviving Corporation will contain provisions with respect to indemnification, expense advancement, and exculpation that are no less favorable to the Indemnified Persons than the indemnification, expense advancement, and exculpation provisions contained in the organizational documents of the Company as of the date of the Merger Agreement.

The Merger Agreement also provides that, for six years following the Effective Time, Parent will, and will cause the Surviving Corporation to, maintain in effect for the benefit of the directors and officers of the Company, as of the date of the Merger Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O

Insurance”) that is substantially equivalent to and in any event providing coverage, terms, conditions, retentions, limits of liability, deductibles and amounts not less favorable to the insured persons than the policies of the Company in effect as of the date of the Merger Agreement. However, the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement, but in such case shall purchase coverage as favorable to the insured persons as is available for such amount as long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring at or prior to the Effective Time.

Employee Matters.

Pursuant to the Merger Agreement, for a period of 12 months following the Effective Time (or until an earlier termination of employment), the Surviving Corporation will be required to provide the following to each employee of the Company or any of its subsidiaries who, as of the Effective Time, continues employment with Parent, the Surviving Corporation or any of their respective subsidiaries (each, a “Continuing Employee”) and whose terms and conditions of employment are not subject to a Collective Bargaining Agreement: (a) an annual base salary or wage rate, as applicable, and an annual target cash incentive opportunity that are, taken as a whole, no less favorable in the aggregate than the annual base salary or wage rate, as applicable, and annual target cash incentive opportunity provided to such Continuing Employee immediately prior to the Effective Time; provided that the annual base salary or wage rate, as applicable, may not be decreased; (b) severance benefits that are no less favorable than the severance benefits provided to such Continuing Employee immediately prior to the Effective Time under the severance arrangement applicable to such Continuing Employee (to the extent such Continuing Employee’s termination of employment constitutes a severance-eligible event under the applicable severance arrangement); and (c) other compensation and employee benefits that are, taken as a whole, no less favorable in the aggregate to either (i) the other compensation and employee benefits provided to such Continuing Employee immediately prior to the Effective Time, or, at Parent’s election, (ii) the other compensation and employee benefits provided to similarly situated employees of Parent and its affiliates (excluding defined benefit pension, post-retirement medical, nonqualified deferred, equity or equity-based, long-term incentive, retention, change in control and other special or non-recurring compensation or benefits). With respect to Continuing Employees whose terms and conditions of employment are subject to a Collective Bargaining Agreement, the Surviving Corporation will be required to comply with the terms and conditions of such applicable Collective Bargaining Agreement, in a manner consistent with applicable law.

Pursuant to the Merger Agreement, Parent is required to (a) use commercially reasonable efforts to cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its affiliates to be waived with respect to each Continuing Employee and his or her eligible dependents to the same extent satisfied or waived under a comparable plan of the Company and its subsidiaries, (b) use commercially reasonable efforts to give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (c) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

Delisting. The parties have agreed to cooperate and use commercially reasonable efforts to take all actions necessary to delist the Shares from NYSE and terminate its registration under the Exchange Act, effective following the Effective Time.

14d-10 Matters. The Company has agreed that, prior to the Acceptance Time, the compensation committee of the Company Board will have (a) approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act, any agreement, plan, program, arrangement or understanding entered into or established by the Company with or on behalf of its officers, directors or employees, in each case, at or prior to the Expiration Time, including any amendment or modification thereto, and (b) taken all steps reasonably necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such agreement, plan, program, arrangement or understanding.

Stockholder Litigation. The Company has agreed to promptly (and in any event within three business days) advise Parent of, and keep Parent reasonably informed about, any legal proceeding against the Company or any of its directors or officers (in their capacity as such) by any Company stockholders (on their own behalf or on behalf of the Company) relating to the Merger Agreement or the Transactions. Subject to execution of a customary joint defense agreement, the Company has agreed to give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with such legal proceedings and consult on the settlement with respect to any such legal proceeding. The Company may not agree to any settlement, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver (where permissible under applicable law) of the following conditions at or prior to the Effective Time:

•	Merger Sub will have irrevocably accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer and Merger Sub will have consummated the Offer; and

•

No governmental authority of competent and applicable jurisdiction will have enacted, issued or promulgated any law or issued or granted any order that is in effect as of immediately prior to the Effective Time and has the effect of (a) making the Merger illegal or (b) prohibiting or otherwise preventing the consummation of the Merger (the “No Legal Prohibition Condition”).

Termination. The Merger Agreement may be terminated and the Transactions may be abandoned at any time prior to the Acceptance Time:

(a)	by mutual written agreement of Parent and the Company;

(b)	by either Parent or the Company:

(i)

if (A) the Acceptance Time has not occurred on or before August 21, 2025 (as such date may be extended pursuant to the immediately succeeding proviso or by the mutual written consent of the parties, the “Termination Date”); provided that if, on such date, the Antitrust Clearance Condition, the No Legal Restraint Condition (solely in respect of any Antitrust Laws or Order under any Antitrust Laws) or the No Antitrust Proceedings Condition has not been fulfilled but all other conditions to the Offer either have been fulfilled or are then capable of being fulfilled, then the Termination Date will be automatically extended to November 19, 2025, and if on November 19, 2025, any of the Antitrust Clearance Condition, the No Legal Restraint Condition (solely in respect of any Antitrust Laws or Order under any Antitrust Laws) or the No Antitrust Proceedings Condition have not been satisfied or waived, but all other conditions to the Offer either have been fulfilled or are then capable of being fulfilled, then the Termination Date will automatically be extended until February 17, 2026; or (B) the Offer has expired and has not been extended in accordance with applicable provisions of the Merger Agreement without acceptance for payment of the Shares tendered in the Offer; provided that the right to terminate the Merger Agreement pursuant to either clause (A) or (B) will not be available to any party whose material breach of its obligations under the Merger Agreement has been a proximate cause of the failure of the Acceptance Time to occur on or before the date of such termination (we refer to a termination described in clause (A) as a “Termination Date Termination” and a termination described in clause (B) as an “Expired Offer Termination”);

(ii)	if any court of competent jurisdiction or any other governmental authority of competent jurisdiction has enacted any law or issued any order, that, in each case, is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of the Shares by Parent or Merger Sub or the Merger illegal or that has the effect of prohibiting or preventing the Offer, the acquisition of the Shares by Parent or Merger Sub or the Merger and, in each case, such law or order has become final and non-appealable; provided, that the right to so terminate the Merger Agreement will not be available to the party whose material breach of its obligations under the Merger Agreement has been the proximate cause of the existence of such law or order (we refer to a termination as described in this clause (ii) as a “Legal Restraint Termination”);

(c)	by the Company, in the event that:

(i)

(A) the Company is not in breach of the Merger Agreement such that Parent has the right to terminate the Merger Agreement pursuant to a Company Breach Termination (as defined below), (B) Parent or Merger Sub has breached or otherwise failed to perform any of their respective covenants or agreements, or other obligations under the Merger Agreement, or any of the representations and warranties of Parent and Merger Sub set forth in the Merger Agreement has become or been inaccurate, which breach, failure to perform or inaccuracy, individually or in the aggregate with other such breaches, failures to perform or inaccuracies, would reasonably be expected to prevent Parent or Merger Sub from consummating the Offer and the Merger on or before the Termination Date and (C) such breach, failure to perform or inaccuracy of Parent or Merger Sub is not capable of being cured by the Termination Date or is not cured within 20 business days following the Company’s delivery of written notice to Parent of such breach, failure to perform or inaccuracy;

(ii)

the Company Board has determined to terminate the Merger Agreement in accordance with the terms described above in “—Recommendation of the Company Board” in order to concurrently with such termination enter into a definitive agreement with respect to a Superior Proposal; provided, that (A) the Company has complied with the interim operating covenants and the non-solicitations requirements and (B) prior to such termination and as a condition to its effectiveness, the Company pays Parent the Company Termination Fee (we refer to a termination as described in this clause (ii) as a “Superior Offer Termination”); or

(iii)

(A) Merger Sub has failed to commence the Offer when required to do so in accordance with the terms of the Merger Agreement; provided that the right to so terminate the Merger Agreement will be available only if the Company’s material breach of its obligations under the Merger Agreement has not been a proximate cause of such failure to commence the Offer or (B) Merger Sub has failed to accept payment and pay for all Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of the Merger Agreement.

(d)	by Parent, in the event that:

(i)

(A) Parent and Merger Sub are not in breach of the Merger Agreement such that the Company has the right to terminate the Merger Agreement pursuant to the above paragraph (c), (B) the Company has breached or failed to perform any of its covenants or agreements or other obligations under the Merger Agreement that would give rise to the failure of the applicable Offer Condition to be satisfied if such breach or failure to perform were continuing as of immediately prior to the Expiration Time, or any of the representations and warranties of the Company set forth in the Merger Agreement has been or becomes inaccurate such that the applicable Offer Condition would not be satisfied if such inaccuracy were continuing as of immediately prior to the Expiration Time and (C) such breach, failure to perform or inaccuracy of the Company is not capable of being cured by the Termination Date or is not cured within 20 business days following Parent’s delivery of written notice to the Company of such breach, failure to perform or inaccuracy (we refer to a termination as described in this clause (i) as a “Company Breach Termination”); or

(ii)

(A) a Company Board Recommendation Change has occurred or (B) following receipt by the Company of an Acquisition Proposal that is publicly announced or otherwise publicly known, the Company shall have failed to publicly reaffirm the Company Board Recommendation within ten business days of receipt of a written request by Parent to provide such reaffirmation (the “Change in Recommendation Termination”).

Effect of Termination. If the Merger Agreement is properly and validly terminated, the Merger Agreement will be of no further force or effect (other than the confidentiality and certain other specified provisions therein) and, subject to the payment of the Company Termination Fee or the Parent Termination Fee (each as defined below), if applicable, there will be no liability of any party or parties to the Merger Agreement or their respective directors, officers, employees, affiliates, agents or other representatives; provided that no party will be relieved from any liability or damage resulting from any fraud or Willful Breach (as defined below) of the Merger Agreement that occurs prior to such termination.

“Willful Breach” means a material breach of a covenant or obligation set forth in the Merger Agreement that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act, or failure to take such act, would cause, result in, be or constitute a material breach of a covenant or obligation set forth in the Merger Agreement.

Termination Fees. The Company has agreed to pay Parent a termination fee of $82,700,000 (which we refer to as the “Company Termination Fee”) in the event that:

(a)

(i) the Merger Agreement is terminated by Parent or the Company pursuant to a Termination Date Termination and the Minimum Condition has not been satisfied prior to such termination; (ii) following the execution and delivery of the Merger Agreement and prior to such termination, an Acquisition Proposal has been publicly announced or has become publicly disclosed and not publicly withdrawn at least five business days prior to the time of such termination; (iii) within twelve months following such termination of the Merger Agreement, the Company enters into a definitive agreement with any third party with respect to an Acquisition Proposal or consummates an Acquisition Transaction, in which case the Company Termination Fee will be payable substantially concurrently with the consummation of the Acquisition Transaction (except that for purposes of the foregoing clause and (iii), all references to percentages in the definition of “Acquisition Transaction” described above in “— No Solicitation” will be deemed to be references to “50%”);

(b)

the Merger Agreement is terminated by the Company pursuant to a Superior Offer Termination, in which case the Company Termination Fee is payable concurrently with or prior to (and as a condition of) such termination; or

(c)

the Merger Agreement is terminated (A) by the Company pursuant to a Termination Date Termination and at such time Parent had the right to terminate the Merger Agreement pursuant to a Change in Recommendation Termination or (B) by Parent pursuant to a Change in Recommendation Termination, in each case the Company Termination Fee is payable within three business days after such termination.

Parent has agreed to pay the Company a termination fee of $177,200,000 (which we refer to as the “Parent Termination Fee”) in the event that the Merger Agreement is terminated by Parent or the Company pursuant to a Termination Date Termination or a Legal Restraint Termination (solely to the extent relating to any Antitrust Laws) and all of the Offer Conditions have been satisfied or waived by Parent and Merger Sub other than the Antitrust Clearance Condition, the No Antitrust Proceedings Condition or the No Legal Restraint Condition (solely to the extent relating to any antitrust law), in which case the Parent Termination Fee is payable within three business days after such termination.

In no event will the Company be required to pay the Company Termination Fee or Parent be required to pay the Parent Termination Fee on more than one occasion. The payment by the Company of the Company

Termination Fee or by Parent of the Parent Termination Fee (and interest payments and expenses in respect of any overdue payment, if applicable) in circumstances where such fee is payable under the Merger Agreement will be the sole and exclusive remedy of the other party for all losses incurred by it and its affiliates, directors, principals, partners, managers, employees, advisors and other representatives in connection with the Merger Agreement and the Transactions (except that such payment by the Company of the Company Termination Fee or by Parent of the Parent Termination Fee will not relieve either party from liability for fraud or Willful Breach).

Remedies. Parent, Merger Sub and the Company have agreed that immediate and irreparable harm or damage would occur in the event that any provision of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages would not be an adequate remedy for any such damages. Accordingly, the parties have acknowledged and agreed that in the event of any breach or threatened breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in the Merger Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, will be entitled, in addition to any other remedy which is available under law or equity, to enforce specifically the terms and provisions of the Merger Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of the Merger Agreement In the event that any proceeding should be brought in equity to enforce the provisions of the Merger Agreement, neither party shall allege, and each party waived the defense, that there is an adequate remedy at law, except to the extent consistent with the procedures outlined in the Merger Agreement concerning fees and expenses incurred in connection with the Merger Agreement and the Transactions.

Fees and Expenses. Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.

Governing Law. The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Guarantee

Concurrently with the execution and delivery of the Merger Agreement, on August 21, 2024, the Company and the Guarantor entered into a guarantee (the “Guarantee”) in favor of the Company, pursuant to which the Guarantor agreed to guarantee the performance of all obligations and agreements (including any payment obligations) of Parent and Merger Sub and to cause Parent and Merger Sub to perform all of Parent’s and Merger Sub’s obligations and agreements (including any payment obligations) under the Merger Agreement.

The Guarantee and the foregoing description thereof have been included to provide investors and stockholders with information regarding the terms of the Guarantee. They are not intended to provide any other factual information about the Company.

The foregoing description of the Guarantee and the transactions contemplated thereunder is not complete and is qualified in its entirety by reference to the Guarantee, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreements

An affiliate of Parent, JTI, and the Company entered into a confidentiality agreement, dated April 8, 2024 (the “Vector Confidentiality Agreement”). Under the terms of the Vector Confidentiality Agreement, the parties agreed that, subject to certain exceptions, including the ability to make disclosures required by applicable law, any non-public information made available by the Company to JTI and its representatives will not be disclosed or used for any purpose other than in connection with evaluating, negotiating, obtaining debt financing for and consummating a transaction with the Company. The Vector Confidentiality Agreement included a standstill provision for the benefit of the Company, but is no longer in effect following the execution of the Merger Agreement.

JTI and the Company entered into a confidentiality agreement, dated August 27, 2024 (the “JTI Confidentiality Agreement”). Under the terms of the JTI Confidentiality Agreement, the parties agreed that, subject to certain exceptions, including the ability to make disclosures required by applicable law, any non-public information that may be made available by JTI and its affiliates makes available to the Company and its representatives will not be disclosed or used for any purpose other than in connection with (a) consummating the Transactions and (b) reasonable integration planning.

JTI and the Company entered into a Clean Team Confidentiality Agreement, dated July 3, 2024 (the “CTA”). The parties agreed that certain competitively sensitive information would only be disclosed to Freshfields and JTI to (a) carry out commercial due diligence to evaluate the Transactions, (b) undertake a preliminary evaluation of regulatory matters, including antitrust approvals, (c) undertake the relevant regulatory processes including (but not limited to) the preparation of submissions to and responding to questions asked by antitrust or other regulatory authorities and (d) engage in integration planning, and such competitively sensitive information would only be disclosed to certain designated “clean team” individuals and recipients.

The Vector Confidentiality Agreement, the JTI Confidentiality Agreement and the CTA are collectively referred to herein as the “Confidentiality Agreements.” The foregoing description of the Confidentiality Agreements does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreements, which are filed as Exhibits (d)(4), (d)(5) and (d)(6) of the Schedule TO and are incorporated herein by reference.

Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company

The Company’s directors and executive officers may have interests in the Offer, the Merger and the Transactions that are different from, or in addition to, the interests of the Company’s stockholders generally. These interests may include, among others, (i) payment in respect of cancelled Company Options, Company TRSAs and Company PRSAs based on the Merger Consideration in accordance with the terms of the Merger Agreement, (ii) the potential to receive certain amounts and benefits upon qualifying terminations of employment pursuant to the terms of individual agreements and retirement plans with the Company, (iii) the potential to receive certain transaction bonuses or retention awards if the Transactions are consummated and (iv) certain indemnification obligations. These interests may create potential conflicts of interest. The Company Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Merger Agreement and the Transactions, as more fully discussed below in this “Item 3: Past Contracts, Transactions, Negotiations and Agreements—Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company” and “Item 4. The Solicitation or Recommendation—The Company Board’s Reasons for the Offer and the Merger.”

Effect of the Offer and the Merger on Shares and Equity Awards

Consideration for Shares in the Merger

If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration in respect of such Shares on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration in respect of such Shares on the same terms and conditions as the other stockholders of the Company. Mr. Lorber and Lorber Alpha II Limited Partnership, an entity controlled by him (the “Supporting Stockholders”), have entered into the Tender and Support Agreement, pursuant to which they have agreed to tender all shares owned by them as promptly as practicable, but in no event later than the tenth business day following the commencement of the Offer; provided, however, that the Supporting Stockholders may withhold the tender of up to 1,000,000 Shares (in the aggregate) until the fifth business day prior to expiration of the Offer in order for the Supporting Stockholders to make a “permitted transfer” of such Shares prior to that time, including by way of transferring such Shares to an affiliate or gifting such Shares, to a transferee who agrees to be bound by the Tender and Support Agreement, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Intent to Tender.”

The following table sets forth the number of Shares beneficially owned as of September 3, 2024 by each of our executive officers and directors (excluding Shares issuable upon exercise of Company Options and Shares subject to Company TRSAs and Company PRSAs), the Offer Price per Share and the total consideration that would be payable for such Shares pursuant to the Offer.

Name of Executive Officer or Director	Number of Shares Beneficially Owned(1)(#)	Offer Price per Share ($)	Total Consideration for Shares ($)
Executive Officers
Howard M. Lorber	4,643,237	15.00	$69,648,555
Richard J. Lampen(2)	563,757	15.00	$8,456,355
J. Bryant Kirkland III	324,143	15.00	$4,862,145
Marc N. Bell	193,168	15.00	$2,897,520
James D. Ballard	32,387	15.00	$485,805
Nicholas P. Anson	12,228	15.00	$183,420
Non-Employee Directors
Henry C. Beinstein(3)	150,851	15.00	$2,262,765
Ronald J. Bernstein	25,630	15.00	$384,450
Paul V. Carlucci	23,393	15.00	$350,895
Bennett S. LeBow	16,250	15.00	$243,750
Jean E. Sharpe	156,835	15.00	$2,352,525
Barry Watkins	21,673	15.00	$325,095
Wilson L. White	11,000	15.00	$165,000
All of our current executive officers and non-employee directors as a group (13 persons)	6,174,552	15.00	$92,618,280

(1)

In calculating the number of Shares beneficially owned for this purpose, Shares underlying Company Options, Company TRSAs and Company PRSAs held by each individual are excluded for the purposes of this table and are separately summarized in the table set forth in “Item 3: Past Contracts, Transactions, Negotiations and Agreements—Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company—Table of Estimated Consideration for Executive Officer and Director Equity Awards.”

(2)	Includes 6,179 shares held by Mr. Lampen’s spouse, as to which Mr. Lampen disclaims beneficial ownership.
(3)	Includes 878 shares beneficially owned by Mr. Beinstein’s spouse, as to which shares Mr. Beinstein disclaims beneficial ownership.

Consideration for Company Options in the Merger

At the Effective Time, (i) each option to purchase Shares granted under the 2023 Stock Plan or the Company’s Amended and Restated 2014 Management Incentive Plan (the “2014 Stock Plan” and, together with the 2023 Stock Plan, the “Company Stock Plans”) or otherwise (each, a “Company Option”) which has a per Share exercise price that is less than the Merger Consideration (each, an “In-the-Money Option”) that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash (without interest) equal to the product of (A) the aggregate number of Shares subject to such In-the-Money Option immediately prior to the Effective Time, and (B) the excess, if any, of (x) the Merger Consideration over (y) the per Share exercise price of such In-the-Money Option (the “Option Consideration”) and (ii) each Company Option which has a per Share exercise price that is equal to or greater than the Merger Consideration (each, an “Out-of-the-Money Option”) that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will be canceled for no consideration.

Consideration for Company TRSAs in the Merger

At the Effective Time, (i) except as set forth in clause (ii) below, each award of Shares granted under the Company Stock Plans or otherwise that is subject to a transfer restriction, repurchase option or obligation, risk of forfeiture or other condition, excluding any Company PRSAs (as defined below) (each, a “Company TRSA”), that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash (without interest) equal to the product of (a) the aggregate number of Shares subject to such Company TRSA immediately prior to the Effective Time and (b) the Merger Consideration (together with any accrued and unpaid dividends corresponding to the Shares subject to such Company TRSA immediately prior to the Effective Time, to the extent provided under the applicable award agreement), and (ii) notwithstanding the foregoing clause (i), each Company TRSA granted in 2025 (if any) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash (without interest) equal to the product of (a) a prorated amount of the Shares subject to such Company TRSA immediately prior to the Effective Time (determined based on the number of full months of the four-year vesting period for such Company TRSA that has elapsed through the date on which the Effective Time occurs) and (b) the Merger Consideration.

Consideration for Company PRSAs in the Merger

At the Effective Time, each award of Shares granted under the Company Stock Plans or otherwise that is subject to a performance-based transfer restriction, performance-based repurchase option or obligation, performance-based risk of forfeiture or other performance-based conditions (each, a “Company PRSA”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash (without interest) equal to the product of (i) the aggregate number of Shares subject to such Company PRSA immediately prior to the Effective Time (based on the full number of Shares subject to such Company PRSA) and (ii) the Merger Consideration (together with any accrued and unpaid dividends corresponding to the Shares subject to such Company PRSA immediately prior to the Effective Time, to the extent provided under the applicable award agreement).

Table of Estimated Consideration for Executive Officer and Director Equity Awards

The table below sets forth (i) the number of Shares subject to outstanding In-the-Money Options, Out-of-the-Money Options, Company TRSAs and Company PRSAs (collectively, the “Company Equity Awards”), in each case, held as of September 3, 2024 by each of our executive officers and non-employee directors, (ii) the value of accrued and unpaid dividends corresponding to the Shares subject to any such Company TRSAs and Company PRSAs as of September 3, 2024, including the quarterly cash dividend of $0.20 per Share declared on August 20, 2024 and (iii) the total consideration that would be payable in respect of outstanding Company Equity Awards pursuant to the Offer.

Name	Number of Shares Underlying Unexercised In-the-Money Options (#)(1)	Number of Shares Underlying Unexercised Out-of-the-Money Options (#)(1)	Number of Company TRSAs (#)(2)	Number of Company PRSAs (#)(2)	Value of Accrued and Unpaid Dividends ($)(3)	Total Consideration in Respect of Outstanding Company Equity Awards ($)
Executive Officers
Howard M. Lorber	262,500	1,187,976	849,500	1,205,500	$1,413,300	$33,309,300
Richard J. Lampen	65,625	296,991	315,000	292,500	$265,500	$9,645,750
J. Bryant Kirkland III	39,375	178,192	175,500	164,500	$148,700	$5,409,350
Marc N. Bell	39,375	178,192	175,500	164,500	$148,700	$5,409,350
James D. Ballard	—	—	38,750	—	—	$581,250
Nicholas P. Anson	—	—	34,000	33,500	$30,100	$1,042,600
Non-Employee Directors
Henry C. Beinstein	—	—	15,000	—	$6,000	$231,000
Ronald J. Bernstein	—	—	—	—	—	—
Paul V. Carlucci	—	—	15,000	—	$6,000	$231,000
Bennett S. LeBow	—	—	15,000	—	$6,000	$231,000
Jean E. Sharpe	—	—	15,000	—	$6,000	$231,000
Barry Watkins	—	—	15,000	—	$6,000	$231,000
Wilson L. White	—	—	15,000	—	$6,000	$231,000
All of our current executive officers and non-employee directors as a group (13 persons)	406,875	1,841,351	1,678,250	1,860,500	$2,042,300	$56,783,600

(1)

All outstanding In-the-Money Options are vested and exercisable. The value of the consideration to be received in respect of Company Options is calculated for each In-the-Money Option by multiplying the excess of $15.00 over $10.92, which is the per-Share exercise price of such Company Option by the number of Shares underlying such In-the-Money Option. Each Out-of-the-Money Option will be canceled for no consideration.

(2)

The value of each Company TRSA and Company PRSA is calculated by multiplying $15.00 by the number of Shares subject to such Company TRSA and Company PRSA (based on the full number of Shares subject to such Company PRSA).

(3)	Represents accrued and unpaid dividends with respect to Company TRSAs and Company PRSAs as of September 3, 2024, including the quarterly cash dividend of $0.20 per Share declared on August 20, 2024.

Employee Matters Following the Merger

Pursuant to the Merger Agreement, for a period of twelve months following the Effective Time (or upon an earlier termination of employment), the Surviving Corporation will be required to provide the following to each Continuing Employee and whose terms and conditions of employment are not subject to a Collective Bargaining

Agreement: (a) an annual base salary or wage rate, as applicable, and an annual target cash incentive opportunity that are, taken as a whole, no less favorable in the aggregate than the annual base salary or wage rate, as applicable, and annual target cash incentive opportunity provided to such Continuing Employee immediately prior to the Effective Time; provided that the annual base salary or wage rate, as applicable, may not be decreased; (b) severance benefits that are no less favorable than the severance benefits provided to such Continuing Employee immediately prior to the Effective Time under the severance arrangement applicable to such Continuing Employee (to the extent such Continuing Employee’s termination of employment constitutes a severance-eligible event under the applicable severance arrangement); and (c) other compensation and employee benefits that are, taken as a whole, no less favorable in the aggregate to either (i) the other compensation and employee benefits provided to such Continuing Employee immediately prior to the Effective Time, or, at Parent’s election, (ii) the other compensation and employee benefits provided to similarly situated employees of Parent and its affiliates (excluding defined benefit pension, post-retirement medical, nonqualified deferred, equity or equity-based, long-term incentive, retention, change in control and other special or non-recurring compensation or benefits). With respect to Continuing Employees whose terms and conditions of employment are subject to a Collective Bargaining Agreement, the Surviving Corporation will be required to comply with the terms and conditions of such applicable Collective Bargaining Agreement, in a manner consistent with applicable law.

Pursuant to the Merger Agreement, Parent will (a) use commercially reasonable efforts to cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its affiliates to be waived with respect to each Continuing Employee and his or her eligible dependents to the same extent satisfied or waived under a comparable plan of the Company and its subsidiaries, (b) use commercially reasonable efforts to give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (c) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

Executive Employment Agreements

Each of the Company’s current executive officers, other than Mr. Ballard, is party to an employment agreement (collectively, the “Executive Agreements”) with the Company (or, in the case of Mr. Anson, with Liggett Vector Brands LLC). The Executive Agreements provide that in the event of termination of the applicable executive officer by the Company (or, in the case of Mr. Anson, Liggett Vector Brands LLC) other than for Cause (as such term is defined in the applicable Executive Agreement) or by the executive officer for Good Reason (as such term is defined in the applicable Executive Agreement) and, in the case of Mr. Lorber, such termination occurs within two years following the consummation of a Change in Control (as such term is defined in Mr. Lorber’s Executive Agreement and which the consummation of the Merger will constitute) (collectively, a “Qualifying Termination”), the applicable executive officer will be entitled to receive certain severance benefits, subject to the effectiveness of a release of claims. Each of Messrs. Lorber, Lampen, Kirkland and Bell will have Good Reason under their respective Executive Agreements upon the consummation of the Merger.

Upon a Qualifying Termination, Mr. Lorber will be entitled to receive (A) 2.99 times the sum of his (x) annual base salary and (y) last earned annual bonus (up to his target annual bonus of 100% of annual base salary), payable in a lump sum, (B) continued last earned welfare benefits until the earlier of (x) the end of his employment period or (y) the date he receives equivalent coverage and benefits from a subsequent employer, (C) life, disability, accident and health and medical insurance benefits that are substantially similar to those received prior to termination for up to thirty-six months, (D) accelerated vesting of all outstanding equity awards on the termination date, with any outstanding stock options remaining exercisable for no less than two years or the remainder of the original term, if shorter and (E) a tax gross-up for any excise taxes and related income taxes on gross-up payments for benefits received upon a termination of employment in connection with a change in control.

Upon a Qualifying Termination, each of Messrs. Lampen, Kirkland and Bell will be entitled to receive (A) two times the sum of his (x) annual base salary and (y) last earned annual bonus (up to his respective target annual bonus), payable in installments over the course of twenty-four months, and (B) continued participation at the Company’s expense in health and welfare benefit plans for up to twenty-four months; provided that, if such plans do not permit continued participation, the Company will pay up to $35,000 per year to keep the each of them in the same economic position.

Upon a Qualifying Termination, Mr. Anson will be entitled to (A) up to twenty-four months of base salary, with the second twelve months subject to mitigation, payable in installments over the course of twenty-four months, (B) a pro-rated annual bonus for the year of termination based on actual performance, provided that such termination is on or after July 1 of the year of termination and payable in a lump sum when bonuses are otherwise paid that year to other senior executives and (C) continued participation at the Company’s expense in health and welfare benefit plans for up to twenty-four months; provided, that such plans permit continued participation and he makes any required employee contributions.

The foregoing severance payments and benefits payable upon a Qualifying Termination to each applicable executive officer are in consideration for the restrictive covenants set forth in the applicable executive officer’s Executive Agreement, provided that in the case of Mr. Lorber, upon a Qualifying Termination within two years of a Change in Control, he will no longer be bound by the restrictive covenants set forth in his Executive Agreement.

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company—Golden Parachute Compensation” beginning on page 29 of this Schedule 14D-9 for the estimated amounts that each of the Company’s named executive officers would receive under such named executive officer’s Executive Agreement if the Merger were to be completed and the named executive officer experienced a Qualifying Termination on September 3, 2024. No other executive officers, other than the named executive officers noted above pursuant to the Executive Agreements, are entitled to severance.

Supplemental Retirement Plan

Messrs. Lorber, Lampen, Kirkland and Bell participate in the Supplemental Retirement Plan of the Company (the “SERP”), which is a nonqualified deferred compensation plan that generally provides payments following an executive officer’s separation from service. As of September 3, 2024, the SERP benefits for Messrs. Lorber, Lampen and Bell were fully vested as a result of their attainment of their respective Normal Retirement Dates (as defined in the SERP). Given that Messrs. Lorber, Lampen and Bell did not retire on their respective Normal Retirement Dates, benefits payable to each of them under the SERP have been increased by 7.5% per year for each year they continue to remain employed by the Company following their respective Normal Retirement Date. All amounts payable under the SERP that are payable due to a separation from service will be paid on the first day following the six-month anniversary of the date of termination in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), with interest at the prime lending rate as published in The Wall Street Journal.

On or prior to the consummation of the Merger, the Company intends to amend the SERP to provide that (i) any amounts payable under the SERP will be credited with the post-retirement interest rate of (a) 7.5% for any period from the Closing through December 31, 2024 and (b) the prime lending rate as published in The Wall Street Journal and in effect as of the separation from service for any remaining period through the payment date, and (ii) Mr. Kirkland’s Normal Retirement Date will be the earlier of (x) January 1, 2026 and (y) the date of Closing.

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company—Golden Parachute Compensation” beginning on page 29 of this Schedule 14D-9 for the estimated amounts of the incremental value over the otherwise vested amounts that each of the Company’s executive officers would be entitled to under the SERP upon consummation of the Merger if the SERP were amended as noted above, and the executive officer experienced a qualifying termination on September 3, 2024.

Retention Program

In connection with the consummation of the Merger, the Company may establish a cash-based retention program to promote retention and to incentivize integration efforts of certain employees following the Closing, pursuant to which the only executive officer of the Company eligible to participate is Mr. Anson. As of the date of this Schedule 14D-9, Mr. Anson is expected to receive a retention award pursuant to such program in the amount of $175,744, which would be eligible to vest in full and become payable in the event Mr. Anson remains continuously employed through the six-month anniversary of the Closing (or an earlier termination of employment without Cause following the Closing).

Transaction Bonus Agreements

In connection with entering into the Merger Agreement, the Company entered into a transaction bonus agreement (the “Transaction Bonus Agreement”) with each of Messrs. Kirkland, Bell and Bernstein, in recognition of their extraordinary efforts in connection with the Merger and to incentivize such service providers to continuously assist the Company through the successful consummation of the Merger.

Pursuant to the Transaction Bonus Agreements, each of Messrs. Kirkland and Bell will be entitled to a bonus opportunity equal to $1,000,000 and Mr. Bernstein will be entitled to a bonus opportunity equal to $4,000,000, with 100% of such amount vesting upon consummation of the Merger, subject to the applicable individual’s continuous service through the consummation of the Merger, and payable in cash no later than the second regularly scheduled payroll date following the consummation of the Merger.

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company—Golden Parachute Compensation” beginning on page 29 of this Schedule 14D-9 for the amounts that each of Messrs. Bell and Kirkland will receive pursuant to such Transaction Bonus Agreements upon consummation of the Merger if the executive officer experienced a qualifying termination on September 3, 2024, which includes amounts payable under the Transaction Bonus Agreements upon consummation of the Merger.

Fiscal Year 2024 Annual Bonuses

If the Closing occurs on or prior to the end of fiscal year 2024 or the date on which annual incentives and other bonuses in respect of fiscal year 2024 would have been paid in the ordinary course of business consistent with past practice, the Company may pay, immediately prior to the Closing, subject to the executive officer’s remaining employed by the Company as of immediately prior to the Closing, an amount equal to such executive officer’s annual bonus in respect of fiscal year 2024 under the 2023 Stock Plan, based on the greater of (i) the applicable executive officer’s target bonus and (ii) the bonus that such executive officer would have earned based upon actual performance achieved in accordance with the terms of such annual bonus, deeming the applicable performance period to end as of the Effective Time (if it has not so ended).

Individual Agreements

Certain members of the Company’s senior management may enter into arrangements with, or at the request of, the Parent regarding their roles and compensation with the Parent following the Effective Time. As of the date of this Schedule 14D-9, except as described in this Schedule 14D-9, no such arrangements have been entered into or are being negotiated.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation that will or may be paid or become payable to each of our “named executive officers” (identified in accordance with the regulations of the SEC) and that is based on or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that:

(1)	the Effective Time will occur on September 3, 2024 (which is the assumed date solely for purposes of this golden parachute compensation disclosure);

(2)	each named executive officer will experience a Qualifying Termination, as of the Effective Time;

(3)	the named executive officer’s annual base salary and target annual bonus amount remain unchanged from those in effect as of September 3, 2024;

(4)

the unvested Company Equity Awards held by the named executive officers and outstanding as of September 3, 2024 will be canceled in exchange for the consideration described in the preceding subsections of this “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company—Effect of the Offer and the Merger on Shares and Equity Awards;”

(5)	no named executive officer receives any additional equity grants on or prior to the Effective Time; and

(6)	no named executive officer enters into a new agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the preceding subsections of this “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time or the value of payments or benefits that are not based on or otherwise related to the Transactions. Other than as specifically noted below, the calculations in the tables also do not reflect any new compensation actions that may occur after the date of this Schedule 14D-9 but before the Effective Time. For purposes of this disclosure, “single-trigger” refers to payments or benefits that are conditioned only upon the occurrence of either the Offer or the Merger and “double-trigger” refers to payments or benefits that are conditioned on the occurrence of both the Offer or the Merger and a qualifying termination of employment.

Name	Cash ($)(1)	Unvested Company Equity Awards ($)(2)	Perquisites/ Benefits ($)(3)	Incremental SERP Value ($)(4)	Tax Reimbursement ($)(5)	Total ($)
Howard M. Lorber	$14,879,529	$32,238,300	$123,996	$3,430,843	—	$50,672,668
Richard J. Lampen	$3,039,311	$9,378,000	$82,664	$405,808	—	$12,905,783
J. Bryant Kirkland III	$2,885,837	$5,248,700	$51,330	$613,134	—	$8,799,001
Marc N. Bell	$2,500,311	$5,248,700	$123,970	$195,682	—	$8,068,663
Nicholas P. Anson(6)	$2,284,669	$1,042,600	$65,868	—	—	$3,393,137

(1)

The amounts for each named executive officer include the aggregate dollar value for the severance payments that the executive would receive upon a Qualifying Termination, with the amount presented in the cash severance payment column below for Mr. Anson assuming no mitigation. The remainder of each amount represents (i) the estimate of applicable executive’s annual bonus in respect of fiscal year 2024 based on actual performance, (ii) in the case of Messrs. Kirkland and Bell, the transaction bonuses described in the subsection titled “—Transaction Bonus Agreements” above and (iii) in the case of Mr. Anson, the anticipated retention bonus described in the subsection titled “—Retention Program” above. The following table breaks down the amounts in this column, each of which, other than the fiscal year 2024 annual bonuses and the transaction bonuses for Messrs. Kirkland and Bell is “double-trigger” by type of payment. The fiscal year 2024 bonuses and the transaction bonuses for Messrs. Kirkland and Bell are “single-trigger” and are conditioned only upon the closing of the Merger.

Name	Cash Severance Payment ($)	FY2024 Annual Bonus Payment ($)	Transaction/ Retention Bonus ($)	Total Cash ($)
Howard M. Lorber	$12,413,323	$2,466,206	—	$14,879,529
Richard J. Lampen	$2,429,700	$609,611	—	$3,039,311
J. Bryant Kirkland III	$1,646,185	$239,652	$1,000,000	$2,885,837
Marc N. Bell	$1,344,000	$156,311	$1,000,000	$2,500,311
Nicholas P. Anson	$1,405,950	$702,975	$175,744	$2,284,669

(2)

The amounts in this column represent the estimated amounts payable to each named executive officer on a “single-trigger” basis in cancellation of outstanding unvested Company Equity Awards held by such named executive officer at the Effective Time. The value of the unvested Company TRSAs and Company PRSAs is calculated by multiplying $15.00 by the number of Shares subject to such Company TRSAs and Company PRSAs (based on the full number of Shares subject to Company PRSAs). Amounts in this column also include accrued and unpaid dividends with respect to unvested Company TRSAs and Company PRSAs through September 3, 2024, including the quarterly cash dividend of $0.20 per Share declared on August 20, 2024. All outstanding Company Options held by each named executive officer were fully vested as of September 3, 2024. For information on the number of Shares beneficially owned by the named executive officers and their affiliates, including, with respect to Mr. Lorber, the Lorber Alpha II Limited Partnership, and the maximum aggregate consideration that would be payable for such Shares pursuant to the Offer is set forth in the subsection above titled “—Consideration for Shares in the Merger.”

Name	Number of Unvested TRSAs (#)	Number of Unvested PRSAs (#)	Value of Accrued and Unpaid Dividends ($)	Total Consideration in Respect of Unvested Company Equity Awards ($)
Howard M. Lorber	849,500	1,205,500	$1,413,300	$32,238,300
Richard J. Lampen	315,000	292,500	$265,500	$9,378,000
J. Bryant Kirkland III	175,500	164,500	$148,700	$5,248,700
Marc N. Bell	175,500	164,500	$148,700	$5,248,700
Nicholas P. Anson	34,000	33,500	$30,100	$1,042,600

(3)

The amounts in this column represent the “double-trigger” estimated value of continued health and welfare benefits each named executive officer could be entitled to receive under each such officer’s employment agreement upon a Qualifying Termination, as described in the subsection titled “—Executive Employment Agreements” above. For Mr. Lorber, amounts represent health and welfare benefits that are substantially similar to those received prior to termination for up to thirty-six months. For Messrs. Lampen, Kirkland and Bell, amounts represent continued participation at the Company’s expense in health and welfare benefit plans for up to twenty-four months, assuming such plans permit continued participation. For Mr. Anson, amounts represent continued participation at the Company’s expense in health and welfare benefit plans for up to twenty-four months, assuming such plans permit continued participation and he makes any required employee contributions.

(4)

The amounts in this column reflect the incremental value over the otherwise vested amounts that each of the Company’s named executive officers would receive under the SERP, assuming a SERP payment at March 3, 2025 (the date on which amounts payable under the SERP would be payable in accordance with Section 409A of the Code assuming a named executive officer’s separation from service occurs on

September 3, 2024), which is with respect to (i) in the case of Mr. Kirkland, the full vesting of his SERP benefits as of September 3, 2024 (as compared to the amount of his SERP benefits that would have otherwise been deemed vested as of September 3, 2024 upon a Qualifying Termination absent the SERP amendment regarding Mr. Kirkland’s Normal Retirement Date as described in the subsection titled “—Supplemental Retirement Plan” above and (ii) crediting of the underlying SERP amounts with a post-retirement interest rate of (x) 7.5% for any period from the Closing through December 31, 2024 and (y) the prime lending rate as published in The Wall Street Journal for any remaining period prior to payment. The Company’s annual proxy statement for the year ended December 31, 2023 provides additional information on the vested amounts that each of the Company’s named executive officers would receive under the SERP as of December 31, 2023.
(5)

Although Mr. Lorber is entitled under his Executive Agreement to receive a tax gross-up for any excise taxes and related income taxes on gross-up payments for benefits received upon a Qualifying Termination in connection with a Change in Control, as of the date of this Schedule 14D-9, it is not anticipated that any such tax gross-up would be payable to Mr. Lorber in connection with the Transactions.

(6)	Mr. Anson is not expected to experience a Qualifying Termination as of the Effective Time.

State Takeover Laws

See “Item 8. Additional Information—Business Combination Statute” below.

Rule 14d-10(d) Matters

The Compensation and Human Capital Committee of the Company Board (the “Committee”) has, on or prior to the execution of the Merger Agreement, (a) duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) each agreement, plan, program, arrangement or understanding entered into or established by the Company or any of its subsidiaries on or prior to the execution of the Merger Agreement with or on behalf of any of its officers, directors or employees, including certain terms of the Merger Agreement, and (b) has taken all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing. Prior to the date and time of the irrevocable acceptance for payment by Merger Sub of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions of the Offer (which we refer to as the “Acceptance Time”), the Committee (a) will approve as an Employment Compensation Arrangement each agreement, plan, program, understanding or arrangement between Parent, the Company or their respective affiliates and any of the current or former officers, directors or employees of the Company that are effective as of the date of the Merger Agreement or entered into after the date of the Merger Agreement and prior to the Acceptance Time pursuant to which compensation is paid to such officer, director or employee and (b) take all steps reasonably necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to each such agreement, plan, program, understanding or arrangement.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the Company’s directors and officers (including each of the Company’s executive officers) will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the Company for a period of time following the Effective Time. A summary of such indemnification and insurance coverage is set forth under the subsection entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and Parent—Merger Agreement—Directors’ and Officers’ Indemnification and Insurance.”

Section 16 Matters

Prior to the execution of the Merger Agreement, the Company and the Company Board has taken all actions reasonably necessary to cause the dispositions of equity securities of the Company (including “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the Transactions by any director or executive officer of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board

At a meeting held on August 20, 2024, after careful consideration, the Company Board, among other things, unanimously:

•	determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, the Company and its stockholders;

•	declared it advisable for the Company to enter into the Merger Agreement and consummate the Transactions;

•

authorized and approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Transactions upon the terms and subject to the conditions contained in the Merger Agreement;

•	resolved that the Merger shall be governed and effected under Section 251(h) of the DGCL, and be effected without a vote of the Company’s stockholders; and

•

resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT VECTOR STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

A press release, dated August 21, 2024, issued by the Company announcing the Merger and the other Transactions, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The Company Board and the Company’s senior management regularly meet and consider the Company’s strategy and its business plan, capital structure and investments, as well as to consider delivering value to its stockholders, including through potential strategic transactions.

In June and July 2019, the Company and JTI explored the possibility of a business combination involving the two companies. At that time, Mr. Ronald Bernstein, then President and Chief Executive Officer, Liggett Group LLC and Liggett Vector Brands LLC and a member of the Company Board, engaged with Mr. Eddy Pirard, the President and Chief Executive Officer of JT International SA, an affiliate of JTI. In August 2019, after a series of preliminary due diligence and strategic discussions involving the Company’s senior management and legal and financial advisors, with the oversight of the Company Board, it became apparent to both sides that there was a significant gap between the parties’ respective views on the valuation of the Company. Accordingly, these discussions terminated in September 2019.

In January 2024, in connection with senior management’s ongoing review and execution of the Company’s business plans, Mr. Bernstein, now the Non-Executive Chairman of Liggett Vector Brands, and Mr. Howard M. Lorber, the President and Chief Executive Officer of the Company, and each a member of the Company Board, together with other members of the Company’s senior management considered the Company’s size and position compared to competitors in the industry, the potential litigation, regulatory and other risks to its business plans, and whether it might be an appropriate time to reengage with JTI, given their prior interest in a transaction with the Company.

Following those discussions, beginning in late January through late March 2024, Mr. Bernstein and Mr. Pirard held several calls and met to discuss the strategic direction of the industry and of both companies, and whether it would be fruitful to reengage in discussions about a business combination between the companies. Since there was a significant gap between the parties’ respective views on the valuation of the Company in 2019 and to establish an expectation with respect to valuation at the outset, Mr. Bernstein indicated that the Company would potentially be interested in transacting in a range that would value the Company’s tobacco business in an enterprise value to EBITDA multiple range of approximately 8.0 to 8.5 times, similar to the then-current trading range of JTI’s parent, Japan Tobacco Inc., and representing a material premium to the Company’s trading multiples at that time. The status of these conversations was reported regularly during this period to the Company’s senior management and representatives of Jefferies LLC (“Jefferies”), the Company’s financial advisor.

On March 22, 2024, Mr. Bernstein called Mr. Pirard to continue discussions about exploring a business combination between the two companies and to ask what JTI’s approach would be in valuing the Company, including both the Company’s tobacco business and its New Valley real estate investment business (the “NV Business”). During that meeting, Mr. Pirard made it clear that while JTI was actively considering its potential strategic interest in the Company, the NV Business was not strategic for JTI and added complexity to any potential transaction.

On March 27, 2024, Mr. Pirard called Mr. Bernstein to further discuss the appropriate methodology for valuation of the Company, inclusive and exclusive of the NV Business.

On April 3, 2024, Mr. Bernstein and Mr. Bryant Kirkland, the Senior Vice President, Chief Financial Officer and Treasurer of the Company, held a call with senior members of JTI’s management to further discuss certain financial parameters for determining a potentially acceptable valuation of the Company by JTI, which included a discussion of publicly disclosed information, including the Company’s recent financial performance and balance sheet position. Following these discussions, the Company and JTI discussed the potential process for JTI to be in a position to make an attractive offer for the Company, including a process by which the Company could provide access to due diligence materials after JTI executed a confidentiality agreement, a draft of which had been recently prepared by the Company’s legal advisor, Sullivan & Cromwell LLP (“Sullivan & Cromwell”), and provided to JTI by the Company.

Between late March and early April 2024, the Company and JTI negotiated the confidentiality agreement to begin to exchange confidential due diligence materials. On April 8, 2024, the Company and JTI entered into the confidentiality agreement, which contained, among other things, a customary standstill provision pursuant to which JTI would be prohibited from taking certain actions with respect to the Company until the earlier of (i) 18 months from the date of the agreement or (ii) upon the earliest to occur of: (a) any person or “group” having entered into and announced a definitive agreement to acquire more than 40% of the outstanding voting securities of the Company or more than 40% of the consolidated total assets of the Company and its subsidiaries; or (b) any person commencing a tender offer or exchange offer that, if consummated, would make such person the beneficial owner of more than 40% of the outstanding voting securities of the Company, and certain other standstill termination triggers.

Between April and May 2024, representatives of the Company, including representatives of Sullivan & Cromwell and representatives of Jefferies, participated in conference calls with representatives of JTI, including representatives of Freshfields Bruckhaus Deringer US LLP, legal advisor to JTI (“Freshfields”), and representatives of J.P. Morgan Securities LLC and J.P. Morgan Securities plc, financial advisor to JTI (together, “JPM”), to discuss the next steps in pursuing a possible transaction, including the due diligence review process and the anticipated timeline for negotiating documents assuming JTI were to propose an acceptable valuation for the Company.

On April 19, 2024, the Company made a virtual data room (“VDR”) available to JTI, Freshfields, JPM and Ernst & Young LLP, as tax advisor to JTI (“Ernst & Young”), containing certain financial, regulatory and legal materials of the Company. Between April 2024 and August 2024 (other than the period in May and June of 2024 during which discussions were suspended, as described further below), representatives of JTI conducted financial, operational, legal, tax and other due diligence review of the Company through document review and conference calls with representatives of the Company and JTI, including Sullivan & Cromwell, Jefferies, Freshfields, Ernst & Young and JPM, covering various areas including, but not limited to, corporate organization and structure, commercial operations, litigation and legal compliance, executive compensation and employee benefits, intellectual property, regulatory matters, and general corporate matters.

On April 26, 2024, representatives of Sullivan & Cromwell, Freshfields and JPM participated in a conference call to discuss matters relating to the potential separation and distribution to the Company’s stockholders of the NV Business assuming that a potential offer from Parent would exclude the value of that business.

On May 7, 2024, members of Company management, JTI management and representatives of Sullivan & Cromwell, Freshfields, Jefferies and JPM participated in a conference call to continue discussions relating to the potential separation and distribution of the NV Business. Prior to the meeting, representatives of Sullivan & Cromwell had delivered to representatives of Freshfields a discussion paper regarding a potential structure for the separation of the NV Business into two liquidating trusts and outlining various securities, investment and other legal considerations associated with such separation and distribution of interests in the liquidating trusts to stockholders. During this meeting, the parties also discussed other issues relating to a potential transaction, including the Company’s ongoing contractual arrangements with Douglas Elliman Inc., the real estate services and property technology investment business formerly owned by the Company that was distributed to the Company’s stockholders on December 29, 2021.

On May 11, 2024 and again on May 13, 2024, representatives of Sullivan & Cromwell and Freshfields, Jefferies and JPM participated in conference calls to continue discussions regarding the potential separation and distribution of the NV Business through a liquidating trust structure, including the associated due diligence review process and the potential timeline to implement such a separation and distribution.

On May 16, 2024, Mr. Bernstein called Mr. Pirard to discuss the status of the various workstreams and to ask when JTI would be able to provide a proposal that would include proposed transaction valuation ranges.

On May 22, 2024, JTI delivered a non-binding proposal letter (the “May 22 Proposal”) to the Company Board, pursuant to which JTI would acquire 100% of the outstanding fully diluted Shares for $12.50 per share in cash. This per share price did not include the value of the NV Business, which JTI valued separately at $0.60 per share. The proposal contemplated that the NV Business would be separated into a liquidating trust structure, the interests in which would be distributed to stockholders prior to the consummation of the transactions, as had been previously discussed by the parties. Following review and discussion of the May 22 Proposal, Messrs. Bernstein and Lorber concluded that they would not be in a position to recommend that the Company transact at the price proposed in the May 22 Proposal and that the other members of the Company Board would not proceed with a transaction that they did not support.

On May 23, 2024, Mr. Lorber contacted Mr. Pirard to communicate that the Company was not prepared to continue discussions with JTI based on the price included in the May 22 Proposal. Subsequently, VDR access for JTI and its advisors was terminated.

On June 4, 2024, representatives of Sullivan & Cromwell delivered a return or destroy letter to representatives of Freshfields with respect to due diligence material provided pursuant to the confidentiality agreement.

On June 7, 2024, representatives of JPM reached out to representatives of Jefferies indicating a desire to connect and discuss the potential transaction. Representatives of Jefferies, in consultation with Mr. Lorber and other members of Company senior management, declined to engage in this conversation.

On June 10, 2024, Mr. Pirard called Mr. Bernstein to tell him that the May 22 Proposal was not JTI’s best offer and to expect an increase in the offer price. Mr. Bernstein informed Mr. Lorber, who in turn informed the Company Board at a previously scheduled Company Board meeting that day. At the meeting the senior management and representatives of Sullivan & Cromwell and Jefferies discussed with the Company Board the negotiations and due diligence that had been conducted to date and the fact that the price offered on May 22, 2024 was not one which was regarded as actionable. The Company Board also discussed whether there were viable alternative acquirors for the Company.

On June 11, 2024, Mr. Lorber called Mr. Pirard to follow up on Mr. Pirard’s outreach to Mr. Bernstein and make clear that any increase in the offer would need to be material, in writing and with respect to the entire Company (including the NV Business), in order for the Company to reengage in discussions regarding a potential acquisition.

On June 17, 2024, representatives of Freshfields delivered a second non-binding proposal letter (the “June 17 Proposal”) to members of Company senior management and representatives of Sullivan & Cromwell, which was promptly shared with the Company Board and representatives of Jefferies. The June 17 Proposal contemplated a transaction to acquire 100% of the Shares for $14.30 per share in cash, including the value of the NV Business, which would now be retained by the Company and acquired by JTI as part of the transaction given the cost and complexity associated with the separation of the NV Business through a liquidating trust structure.

On June 18, 2024, the Company Board held a meeting attended by members of Company senior management and representatives of Sullivan & Cromwell and Jefferies to discuss the June 17 Proposal. The Company Board discussed, among other things, the merits of pursuing a transaction at this time, including the benefits to the holders of Shares, and the conclusion that it was unlikely there were any viable alternative acquirors for the Company. Representatives of Jefferies reviewed with the Company Board a preliminary financial analysis of the June 17 Proposal. Following this discussion, the Company Board directed representatives of Jefferies to engage in discussions with representatives of JPM, indicating an openness to reopening due diligence and to negotiating draft transaction documentation, subject to confirmation of JTI’s willingness to work toward a higher valuation of the Company, and pending those conversations, for Company management and Sullivan & Cromwell to deliver the initial draft of a definitive agreement for a transaction to JTI and Freshfields. The Company Board discussed the issues arising from the potential separation of the NV Business, a range of perspectives on the value thereof and the complexity and costs associated with separating that business into a liquidating trust structure. Notwithstanding the fact that JTI was now willing to include the NV Business in the transaction, the Company Board, in consultation with the management team, recommended that the possible separation and distribution of the NV Business through one or more liquidating trusts for the benefit of stockholders continue to be evaluated. Later on June 18, 2024, representatives of Jefferies and JPM discussed the topics agreed upon with the Company Board, and on June 19, 2024, representatives of JPM reached out to representatives of Jefferies and confirmed JTI’s willingness to recommence due diligence and to negotiate transaction documents on the understanding that a valuation higher than the June 17 Proposal would be required for the Company to transact.

On June 24, 2024, representatives of Sullivan & Cromwell delivered an initial draft Merger Agreement to representatives of Freshfields. The Merger Agreement provided for, among other things, (i) the structure of the transaction as a cash tender offer followed immediately by a short-form merger pursuant to Section 251(h) of the DGCL, (ii) accelerated vesting of outstanding equity awards, (iii) limited closing conditions, (iv) the obligation of Parent to take any and all necessary lawful action in connection with obtaining any required regulatory approvals, including any divestitures or litigation necessary in order to obtain antitrust clearances, (v) the Company’s ability to provide information to a party making an unsolicited, bona fide acquisition proposal, and engage in discussions or negotiations with such a party if their acquisition proposal constitutes or could reasonably be expected to lead to a superior proposal, (vi) the Company’s ability to terminate the Merger Agreement to accept a superior proposal, subject to certain procedural requirements, and (vii) a to-be-determined termination fee payable to Parent in certain circumstances, including the Company’s termination of the Merger Agreement to accept a superior proposal.

On July 1, 2024, members of Company senior management, JTI senior management and representatives of Jefferies and JPM participated in a conference call to discuss potential synergies and value drivers if the Company were to be acquired by JTI, and their impact on the potential value that JTI could pay for the Company.

On July 3, 2024, the Company and JTI entered into the CTA (which had previously been drafted and partially negotiated between representatives of Freshfields and Sullivan & Cromwell during the previously-suspended discussions) in order to share competitively sensitive information to further the due diligence process, which contained, among other things, customary provisions restricting access to and use of competitively sensitive information until the earlier of (i) two years from the date of the CTA or (ii) the closing of the Transactions.

On July 9, July 10, July 11 and July 12, 2024, members of Company senior management, JTI senior management and representatives of Sullivan & Cromwell, Freshfields, Jefferies, Kramer Levin Naftalis & Frankel LLP, Kasowitz Benson Torres LLP, JPM and Ernst & Young participated in several extended conference calls to discuss due diligence matters, including with respect to real estate, financial, legal and tax matters. Over the succeeding weeks, a number of more narrowly focused follow-up due diligence calls were conducted on various areas, and the parties regularly exchanged due diligence questions and answers and the Company made available additional documents via the VDR.

On July 15, 2024, the Company Board held a meeting to discuss and approve the Company’s long-term operating plan and to receive an update on the status of the JTI due diligence review process, with members of Company senior management and representatives of Sullivan & Cromwell and Jefferies in attendance. Company senior management summarized the key drivers and assumptions underlying the long-term operating plan, together with the risk of intense competition, declining industry unit sales, increasing regulation, litigation risk and risk relating to the decreasing value of Liggett’s Master Settlement Agreement benefit and excise and other taxes. Following this discussion, the Company Board approved the Company’s long-term operating plan and related projections, which are summarized as the Company Management Projections (as defined and described in more detail in “—Projected Financial Information”) and approved such projections for use by Jefferies for purposes of its financial analyses and opinion, and also to be provided to JTI in connection with the due diligence process. Following this approval, a representative of Sullivan & Cromwell reviewed the fiduciary duties of the Company Board in the context of a potential strategic transaction involving a sale of the Company and the Company Board’s role in overseeing a strategic transaction process. The Company Board also again discussed the Company’s strategic alternatives, including whether there were viable alternative acquirors for the Company and concluded that if an acceptable price could be agreed, the Company should pursue the transaction with JTI.

Also on July 15, 2024, representatives of Freshfields delivered a revised draft of the Merger Agreement to representatives of Sullivan & Cromwell which, among other things, (a) removed the requirement for Parent to take all actions necessary to obtain any approvals required under applicable antitrust laws, unless all such actions, taken together, would be immaterial to Parent, or the Company and their respective subsidiaries, take as a whole, (b) proposed a reverse termination fee in an amount equal to 4% of the Company’s fully diluted equity value which would be payable by Parent in the event that the Merger Agreement is terminated by either Parent or the Company if (i) the Acceptance Time shall not have occurred by the end of the Termination Date, (ii) the Expiration Time shall have occurred without acceptance for payment by Merger Sub of the Shares tendered in the Offer or (iii) a governmental authority of competent jurisdiction has prohibited the consummation of the Transactions and, at the time of any such termination, (w) the parties have not obtained the approvals required under applicable antitrust laws, (x) a governmental authority of competent jurisdiction has prohibited the consummation of the Transactions under applicable antitrust law, or (y) a governmental authority of competent jurisdiction has instigated legal proceedings seeking to prohibit the Transactions under applicable antitrust law, while (z) all other conditions to the Offer shall have been satisfied (or are capable of being satisfied if they are to be satisfied at the Expiration Time); (c) proposed a termination fee in an amount equal to 4% of the Company’s fully diluted equity value that would be payable to Parent in the event that (i) the Company terminates the Merger Agreement to concurrently enter into an alternative agreement with respect to a superior proposal,

(ii) Parent terminates the Merger Agreement following a change of recommendation by the Company Board or a failure of the Company Board to reaffirm its recommendation in favor of the Transactions following receipt of an alternative acquisition proposal within ten business days of receipt of a written request by Parent to provide such reaffirmation, (iii) Parent terminates the Merger Agreement for the Company’s breach in any material respect of its obligations with respect to not soliciting acquisition proposals from third parties, or (iv)(A) either party terminates the Merger Agreement following the Termination Date, (B) the Minimum Condition has not been satisfied at the time of such termination, (C) a third party has made a bona fide acquisition proposal that shall have been publicly announced or disclosed and not publicly withdrawn without qualification at least five business days prior to such termination, and (D) the Company and any third party have entered into a definitive agreement with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal previously announced or disclosed) within 12 months following termination of the Merger Agreement; (d) added certain representations by the Company with respect to the NV Business; and (e) included detailed financing cooperation provisions requiring the Company to use its reasonable best efforts to assist Parent to the extent necessary in connection with any financing related to the acquisition or in the ordinary course of JTI’s business.

On July 17, 2024, members of Company senior management, JTI, representatives of Jefferies and JPM participated in a conference call to review the Company Management Projections following their approval for such use by the Company Board, and to discuss the medium- to long-range outlook for the business.

On July 19, 2024, at the direction of the Company Board, representatives of Jefferies spoke with representatives of JPM to discuss the status of the due diligence process, and to align on prioritization of remaining workstreams in order for JTI to be in a position to provide a definitive offer at an increased and potentially acceptable valuation.

On July 23, 2024, representatives of Sullivan & Cromwell delivered a revised draft of the Merger Agreement to representatives of Freshfields. This draft, among other things, (a) reverted to the prior antitrust standard, pursuant to which Parent would be obligated to take any and all necessary action in connection with obtaining the required regulatory approvals, (b) removed the reverse termination fee structure entirely, (c) proposed a termination fee equal to 2.5% of the Company’s fully diluted equity value, (d) qualified the representations made by the Company regarding the NV Business, and ring-fenced such representations so that they would be made with respect to the NV Business only and (e) limited financing cooperation provisions and required Parent to obtain a bridge facility or debt financing prior to closing.

On July 26, 2024, representatives of Jefferies provided to representatives of Sullivan & Cromwell a relationship disclosure letter with respect to the Company and JTI, which was promptly shared with the Company.

On July 28, 2024, representatives of Jefferies spoke with representatives of JPM to discuss the status of the transaction discussions, including the substantial completion of due diligence and the advanced state of the Merger Agreement discussions. Representatives of Jefferies indicated an expectation that JTI should now be in a position to make a definitive proposal with their most attractive terms (again indicating the importance of a meaningful increase in valuation), and the JPM representatives agreed that a proposal reflecting a price increase of some magnitude should be imminent, subject to certain key internal discussions at JTI.

On July 31, 2024, representatives of Freshfields delivered to Mr. Lorber and representatives of Sullivan & Cromwell a third non-binding proposal letter to the Company Board (the “July 31 Proposal”), increasing the price per share to $15.00, which JTI communicated to the Company was their best and final offer. In addition, representatives of Freshfields delivered to representatives of Sullivan & Cromwell a revised draft of the Merger Agreement. This draft, among other things, (a) reverted to their prior antitrust standard, pursuant to which Parent would not be obligated to take any action necessary to obtain any approvals required under applicable antitrust laws, unless all such actions, taken together, would be immaterial to Parent, or the Company and their respective subsidiaries, taken as a whole; (b) reinserted the reverse termination fee in an amount equal to 4.5% of the

Company’s fully diluted equity value; (c) revised the termination fee payable by the Company to Parent to be equal to 3.5% of the Company’s fully diluted equity value; and (d) expanded the representations made by the Company with respect to the NV Business to cover, among other things, applicable financial statements, employee matters and intellectual property matters. Around the same time, representatives of JPM similarly communicated to representatives of Jefferies that the July 31 Proposal represented JTI’s best and final offer for the Company, and reflected extensive internal review and deliberation at the JT Group board level.

On August 2, 2024, representatives of Jefferies spoke with representatives of JPM and indicated that the Company and its advisors were considering the July 31 Proposal, and expected to have a meeting with the Company Board in the coming days to review and discuss.

On August 6, 2024, the Company Board held a meeting to discuss the July 31 Proposal, with members of Company senior management and representatives of Sullivan & Cromwell and Jefferies in attendance. Representatives of Jefferies reviewed with the Company Board a preliminary financial analysis of the July 31 Proposal, which included retention of the NV Business by JTI and the proposed consideration to be received by Company stockholders in the Transactions. The Company Board asked questions throughout the discussion, which were answered by members of Company senior management and the representatives Sullivan & Cromwell and Jefferies. At the conclusion of the meeting, the Company Board directed representatives of Jefferies to reach out to JPM to determine whether any further increase in the price per share of the July 31 Proposal could be obtained.

Also on August 6, 2024, representatives of Sullivan & Cromwell delivered a revised draft of the Merger Agreement to representatives of Freshfields. This draft, among other things, (a) revised the antitrust efforts standard to require Parent to take any and all necessary action in connection with obtaining the required regulatory approvals, except where such action would have an effect that would, individually or in the aggregate, reasonably be expected to be materially adverse to the financial condition, assets, liabilities, business operations or results of operations of the Company and its subsidiaries, taken as a whole, or Parent and its affiliates, taken as a whole; (b) noted that, if Parent agreed to the proposed antitrust standard, the reverse termination fee would be equal to 6% of the Company’s fully diluted equity value, but if Parent reinserted the immateriality standard found in the July 31 draft of the Merger Agreement, the reverse termination fee would be equal to 10% of the Company’s fully diluted equity value; (c) revised the termination fee payable by the Company to Parent to be equal to 2.75% of the Company’s fully diluted equity value; (d) removed the additional representations made regarding the NV Business added in the July 31 draft of the Merger Agreement and (e) conditioned approval of financing-related representations and covenants upon review of the guarantee to be provided by the Guarantor.

On August 7, 2024, representatives of JPM attended a conference call with representatives of Jefferies to discuss a further increase in the offer price. The representatives of JPM informed the representatives of Jefferies that JTI had directed JPM not to engage in further discussions on price and reiterated that the July 31 Proposal represented JTI’s best and final offer, and was at a level where JTI was prepared to abandon the transaction if not accepted.

On August 8, 2024, the Company Board held a meeting with members of senior management and representatives of Sullivan & Cromwell and Jefferies in attendance to discuss the status of the negotiations with JTI. The Company Board discussed the feedback from JPM received by representatives of Jefferies on the preceding day, the status of the Merger Agreement negotiations, including the antitrust and reverse termination fee negotiation, and whether to proceed with the Transactions. Following this discussion, the Company Board directed Company senior management, representatives of Jefferies and Sullivan & Cromwell to continue to negotiate and finalize the Merger Agreement with JTI and its advisors as soon as practicable. In addition, the Company Board reviewed the terms of Jefferies’ engagement letter and fees and authorized Company management to execute the engagement letter between Jefferies and the Company.

On August 9, 2024, members of Company senior management, JTI senior management and representatives of Sullivan & Cromwell and Freshfields participated in a conference call to discuss the remaining open issues on the Merger Agreement and the anticipated process for finalizing the Transactions, if remaining open issues could be resolved. On the same date, representatives of Freshfields delivered to representatives of Sullivan & Cromwell the financial statements of the Guarantor. Also on the same date, representatives of JPM communicated to representatives of Jefferies that JTI would not be in a position to sign the Merger Agreement until August 21 due to its internal approval process and the coming holiday week in Japan.

On August 12, representatives of Freshfields delivered a revised draft of the Merger Agreement to representatives of Sullivan & Cromwell. This draft, among other things, (a) reinserted the immateriality standard found in the July 31 draft, (b) revised the reverse termination fee payable by Parent to the Company to be equal to 5% of the Company’s fully diluted equity value, (c) revised the termination fee payable by the Company to Parent to be equal to 3.5% of the Company’s fully diluted equity value, (d) reinserted a more limited set of expanded representations regarding the NV Business relative to those included in the July 31 draft Merger Agreement and (e) reinserted certain customary provisions to protect financing sources from litigation and liability.

On August 13, 2024, representatives of Freshfields delivered to representatives of Sullivan & Cromwell a draft of the Guarantee to be entered into by the Guarantor in favor of the Company. The draft, among other things, required the Guarantor to guarantee the performance of all obligations and agreements (including any payment obligations) of Parent and Merger Sub and to cause Parent and Merger Sub to perform all of their respective obligations and agreements (including any payment obligations) under the Merger Agreement. Also on August 13, 2024, representatives of Freshfields delivered an initial draft of the tender and support agreement (the “Tender and Support Agreement”) to representatives of Sullivan & Cromwell. This draft of the Tender and Support Agreement required Mr. Lorber to commit to tender his Shares into the Offer and contained certain other customary provisions.

On August 15, 2024, representatives of Sullivan & Cromwell delivered a revised draft of the Merger Agreement to representatives of Freshfields. This draft, among other things, (a) revised the antitrust efforts standard to require Parent to take any and all necessary action in connection with obtaining the required regulatory approvals, except where such action would be material and adverse to the financial condition, assets, liabilities, business operations or results of operations of the Company and its subsidiaries, taken as a whole, or Parent and its affiliates, taken as a whole, (b) revised the reverse termination fee payable by Parent to the Company to be equal to 7.5% of the Company’s fully diluted equity value, (c) revised the termination fee payable by the Company to Parent to be equal to 2.75% of the Company’s fully diluted equity value, (d) removed certain representations regarding the NV Business relating to, among other things, undisclosed liabilities and financial statements and (e) generally accepted the financing provisions in Freshfields’ August 12 draft Merger Agreement. Also on August 15, 2024, representatives of Sullivan & Cromwell delivered a revised draft of the Guarantee to representatives of Freshfields. The draft, among other things, expressly required that the Guarantor would be obligated to pay, or cause Parent or Merger Sub to pay, any reverse termination fee owed to the Company pursuant to the Merger Agreement. In addition, on August 16, 2024, representatives of Sullivan & Cromwell delivered a revised draft of the Tender and Support Agreement to representatives of Freshfields.

On August 17, 2024, representatives of Freshfields delivered a revised draft of the Merger Agreement to representatives of Sullivan & Cromwell. This draft, among other things, (a) reinserted the immateriality standard with respect to antitrust clearance found in the July 31 and August 12 drafts of the Merger Agreement, (b) accepted a reverse termination fee payable by Parent to the Company equal to 7.5% of the Company’s fully diluted equity value, (c) revised the termination fee payable by the Company to Parent to be equal to 3.5% of the Company’s fully diluted equity value and (d) expanded certain representations regarding the NV Business relating to financial statements, the absence of changes since the most recent balance sheet date, litigation and compliance with laws. Later on August 17, 2024, representatives of Sullivan & Cromwell delivered a revised draft of the Merger Agreement to representatives of Freshfields. This draft, among other things, (a) accepted the immateriality standard proposed by Freshfields, (b) accepted a termination fee payable by the Company to Parent equal to 3.5% of the Company’s fully diluted equity value, and (c) generally accepted the changes made to the representations regarding the NV Business. Also on August 17, representatives of Freshfields delivered a revised draft of the Tender and Support Agreement to representatives of Sullivan & Cromwell that was substantially similar to the draft that representatives of Sullivan & Cromwell shared on August 17, 2024. Representatives of Freshfields also delivered a revised draft of the Guarantee to representatives of Sullivan & Cromwell.

On August 19 and August 20, 2024, representatives of Sullivan & Cromwell and representatives of Freshfields exchanged and finalized drafts of the Merger Agreement, Tender and Support Agreement and Guarantee. Also on August 19, representatives of Jefferies provided to representatives of Sullivan & Cromwell an updated relationship disclosure letter with respect to the Company and JTI, which was promptly shared with the Company.

On August 20, 2024, the Company Board held a meeting to discuss the Merger Agreement, the Tender and Support Agreement, and the Guarantee. Members of senior management and representatives of Sullivan & Cromwell and Jefferies also attended the meeting. Representatives of Sullivan & Cromwell reviewed legal matters and the proposed terms of the Merger Agreement, Tender and Support Agreement and Guarantee and noted for the Company Board the resolution of previously open points that had been reviewed with the Company Board, including the applicable standard for regulatory efforts and the size of the termination fee and reverse termination fee. Representatives of Jefferies then reviewed its financial analysis of the Transactions and rendered its opinion to the Company Board to the effect that, as of August 20, 2024, and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the Offer Price to be received by holders of Shares (other than holders of Canceled Shares and Dissenting Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. After carefully considering the proposed terms of the Transactions, and taking into consideration the matters discussed during the meeting and prior meetings of the Company Board (for additional detail, see “—The Company Board’s Reasons for the Offer and the Merger”), the Company Board unanimously (a) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, the Company and its stockholders, (b) declared it advisable for the Company to enter into the Merger Agreement and consummate the Transactions, (c) authorized and approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Transactions upon the terms and subject to the conditions contained in the Merger Agreement, (d) resolved that the Merger shall be governed and effected under Section 251(h) of the DGCL, and be effected without a vote of the Company’s stockholders and (e) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

On the morning of August 21, 2024, the Company, Parent and Merger Sub entered into the Merger Agreement. Prior to the opening of trading on the NYSE, the Company and Japan Tobacco International each issued separate press releases announcing the execution of the Merger Agreement.

On August 26 and August 27, 2024, the Company and JTI negotiated a confidentiality agreement in respect of information to be shared by JTI to the Company for purposes of consummating the Transactions and reasonable integration planning. On August 27, 2024, the Company and JTI entered into the confidentiality agreement.

The Company Board’s Reasons for the Offer and the Merger

In its careful consideration of the Offer, the Merger and its fiduciary duties under applicable law, the Company Board consulted with the Company’s senior management and legal and financial advisors in its determination to approve entering into the Merger Agreement and took into account numerous factors, including the following non-exhaustive list of material reasons (which are not listed in order of relative importance) that the Company Board believes supports its unanimous determination and recommendation.

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Business, Financial Conditions and Prospects. The Company Board considered the current and historical financial condition, results of operations, business, competitive position, assets and prospects of the

Company, as well as the Company’s business plan. While the Company Board recognized that the Company was executing on its business plan, including by achieving Adjusted EBITDA profit growth in 2022, 2023 and the first six months of 2024 and by distributing a sustained quarterly cash dividend since 1995, the Company Board also took into account the challenges facing its business and its ability to deliver value to shareholders over the long term. These challenges included the risks facing the industry, including declining unit sales, and in particular the Company’s relative size compared to other participants in the industry and limited opportunities for growth over time, the risks associated with substantial and increasing legislation and regulation, including in particular minimum price legislation, nicotine regulation, potential re-introduction of a menthol prohibition, as well as the risks associated with substantial litigation and increasing taxation with respect to the Company’s products. Accordingly, the Company Board weighed the certainty of realizing cash consideration of $15.00 per Share now, compared to the risks and uncertainties associated with the Company’s business, including those risks described above and the other risks and uncertainties discussed in the Company’s public filings with the SEC (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and subsequent quarterly reports on Form 10-Q and current reports on Form 8-K).

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Opinion of the Company’s Financial Advisor. The Company Board considered the financial analysis of the Offer Price reviewed by Jefferies with the Company Board as well as the opinion of Jefferies rendered to the Company Board on August 20, 2024, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the Offer Price to be received by holders of Shares (other than holders of Canceled Shares and Dissenting Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as set forth in such opinion and as more fully described below in the section of this Schedule 14D-9 captioned “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor” and Annex A of this Schedule 14D-9.

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Cash Consideration; Certainty of Value. The Company Board considered the fact that the entire amount to be paid to the Company’s stockholders at the completion of the Offer and the Merger will be in cash, which will provide the Company’s stockholders with certainty of value and a premium to the trading price as compared to uncertainty around future appreciation in the value of the Shares or the Company’s ability to continue to generate cash flow to maintain and/or increase its dividend. The Company Board believed this certainty of value and premium maximizes value for its stockholders.

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Implied Premium. The Company Board considered the fact that the cash to be received upon consummation of the Offer and the Merger represented, an approximately 29.9% premium over the volume weighted average price of the Shares during the preceding 60-calendar-day period ended on such date, and exceeded the highest closing price achieved by the Shares after the date of the distribution of Douglas Elliman Inc. to the Company’s stockholders.

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Best Alternative for Enhancing Stockholder Value. The Company Board concluded that the Offer Price was more favorable to Company’s stockholders than the potential value that might result from the continued operation of Company on a standalone basis over the long term in light of various factors, including the following:

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the Company Board’s belief that, based on its negotiations with Parent and the enhancements to the Offer Price that the Company was able to obtain as a result of these negotiations, it had obtained Parent’s best offer and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable;

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that the actual operating and financial performance and prospects for the Company could differ materially from the prospective information prepared by Company’s senior management team, which reflect various assumptions, as further described in “—Projected Financial Information” and further that published equity research estimates for the Company’s near- and medium-term earnings exceeded management’s forecast;

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the anticipated timing of the consummation of the Offer and the Merger, and the structure of the Transactions as a tender offer for the Shares pursuant to Section 251(h) of the DGCL, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, permits the consummation of the Offer and the Merger in a timely manner; and

•	the risks associated with executing on the Company’s standalone business plan (as further discussed under “—Business, Financial Condition and Prospects” above).

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Lack of Potentially Interested Counterparties. With the assistance of its financial advisor and senior management of the Company, the Company Board considered whether potentially interested and capable alternative counterparties were likely to offer to acquire the Company, and determined that, in its considered view, (i) it was not likely that an alternative counterparty to Parent with the strategic rationale, financing capability and ability under relevant antitrust regulations to complete a transaction involving the payment of $15.00 per Share in cash would propose a potential transaction, (ii) in the event the Company did not accept the potential transaction, it was likely that Parent would seek alternative means of expanding its presence in the United States, leaving the Company without a potential transaction counterparty, (iii) no alternative counterparty had recently expressed unsolicited interest in an acquisition, despite the Company being a well-known publicly traded corporation in the domestic cigarette industry and (iv) should any such potential counterparty be interested in pursuing a transaction on terms more favorable to the Company and its stockholders than the Merger, such counterparty would be able to pursue such an offer, and the Company Board would be able to respond to and accept such an offer if the offer was a superior proposal, in each case subject to the terms of the Merger Agreement (as further discussed under “—Opportunity to Receive Alternative Acquisition Proposals and Terminate the Merger Agreement to Accept a Superior Offer” below).

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Likelihood of Completion. The Company Board considered the likelihood that the Offer and the Merger would be completed based on, among other things (not necessarily in any order of relative importance):

•	the fact that there is no financing or due diligence condition to the completion of the Offer or the Merger in the Merger Agreement;

•	the fact that the conditions to the Offer and the Merger are limited in number and scope;

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the fact that there are not expected to be significant antitrust or other regulatory impediments to the consummation of the Transactions, other than review pursuant to the HSR Act and in the Republic of Serbia, as further described in “Item 8. Additional Information—Regulatory Approvals,” and the right of the Company to receive from Parent a reverse termination fee of $177.2 million in the event that the Transactions are not completed as a result of the failure to obtain such approvals;

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the availability of the remedy of specific performance to the Company under the Merger Agreement in the event of breaches by Parent or Merger Sub of the terms of the Merger Agreement, and the availability of such remedy pursuant to the Guarantee between JTI and the Company; and

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Parent’s financial condition, including that Parent has, or will have available to it, sufficient cash on hand to fund the Offer Price and the Merger Consideration, with such remedy available pursuant to the Guarantee by the Guarantor.

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Opportunity to Receive Alternative Acquisition Proposals and Terminate the Merger Agreement to Accept a Superior Offer. The Company Board considered the terms of the Merger Agreement related to Company’s ability to respond to unsolicited acquisition proposals and determined that financially capable third parties would be unlikely to be deterred by the provisions of the Merger Agreement from making an unsolicited acquisition proposal, and the Company Board may, subject to its compliance with the applicable provisions of the Merger Agreement, respond to and accept such an unsolicited acquisition proposal if it was a superior proposal, made after the date of the Merger Agreement and prior to the Acceptance Time that did not result from a material breach by the Company of its obligations under the Merger Agreement.

•	In this regard, the Company Board considered that: subject to its compliance with the applicable provisions of the Merger Agreement, the Company Board can make an adverse change recommendation to Company stockholders with respect to the Offer prior to the Acceptance Time (i) if the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that a competing proposal either constitutes a superior proposal or is reasonably likely to result in a superior proposal or (ii) in certain circumstances (after consultation with its financial advisors and outside legal counsel), in response to an intervening event, in either case so long as the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable law;

•

Subject to its compliance with the applicable provisions of the Merger Agreement (including the requirement to pay the termination fee described below), the Company Board may terminate the Merger Agreement in order to accept a superior proposal and enter into a definitive written agreement with respect to such proposal; and

•

While the Merger Agreement contains a termination fee of $82.7 million that the Company would be required to pay to Parent in certain circumstances, including if (i) Parent terminates the Merger Agreement in connection with an adverse change recommendation made by the Company Board or if an acquisition proposal is publicly announced and the Company Board fails to publicly reaffirm its recommendation within ten business days of receipt of a written request by Parent to provide such reaffirmation, (ii) the Company terminates the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal or (iii) in certain situations following the termination of the Merger Agreement if the Acceptance Time has not occurred on or prior to the Termination Date (as defined in the Merger Agreement), at such time the Minimum Condition is not met, there has been publicly announced an acquisition proposal not publicly withdrawn at least five business days prior to the time of such termination and within twelve months following such termination, the Company enters into a definitive agreement with any third party with respect to an acquisition proposal, the Company believes that the termination fee is reasonable in light of the circumstances and the overall terms of the Merger Agreement, consistent with fees payable in comparable transactions, and would not discourage competing acquisition proposals from credible third parties willing and able to make such proposals.

•

Terms of the Merger Agreement. The Company Board reviewed and considered the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants and the circumstances under which the Merger Agreement may be terminated, and concluded that such terms are advisable and in the best interest of the Company and its stockholders. The Company Board also reviewed and considered the conditions to the completion of the Merger, including the likelihood of obtaining approval under the HSR Act and the competition laws of the Republic of Serbia, which it believes are likely to be satisfied on a timely basis.

The Company Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following:

•

No Stockholder Participation in Future Growth or Earnings. The Company Board considered that if the Offer and the Merger are consummated, stockholders of the Company will receive cash consideration for their Shares and will therefore be precluded from the opportunity to participate in any future earnings or growth of the Company, including the Company’s historical quarterly cash dividend, or benefit from any potential future appreciation in the value of the Shares.

•

Inability to Solicit Other Takeover Proposals. While the Company may, subject to its compliance with the applicable provisions of the Merger Agreement, respond to and accept such an unsolicited acquisition proposal that constitutes a superior proposal, the Merger Agreement restricts the Company’s ability to solicit, initiate or knowingly facilitate or encourage competing proposals or enter into discussions or negotiations with respect thereto, subject to certain exceptions to allow the Company Board to exercise its fiduciary duties under applicable law.

•

Possibility of More Attractive Alternative Proposals. The Company Board considered that because the Company did not engage in outreach to third parties regarding a potential acquisition, it is possible that other parties could be interested in a potential transaction with the Company on more attractive terms than the Offer and the Merger (although the Company Board considered the limited number of companies in its industry and potential counterparties that could be interested in the Company, and concluded that the Merger Agreement allows for consideration of superior proposals subject to its compliance with the applicable provisions of the Merger Agreement), and considered that the Company would be able to consider unsolicited acquisition proposals from third parties pursuant to the Merger Agreement.

•

Termination Fee. The Merger Agreement provides for a termination fee of $82.7 million payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal and enter into a definitive written agreement with respect to such proposal.

•

Taxable Consideration. The gains realized by Company’s stockholders, that are U.S. Holders, as a result of the Offer and the Merger generally will be taxable to such stockholders for U.S. federal income tax purposes.

•

Effects of Failure to Complete Transactions. There will be risks and costs to the Company and its business if the Transactions are not consummated in accordance with their terms, including the diversion of management and employee attention away from the day-to-day operations of the Company, potential employee attrition, the effect on the Company’s relationships with suppliers, partners and others that conduct business with the Company and the operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing, among other potential negative effects on the Company if the Transactions are not completed.

•

Interim Operating Covenants. The Company Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Transactions that may limit the Company from taking specified actions without Parent’s written consent, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending consummation of the Transactions.

•

Litigation. The Company Board considered the potential for litigation by stockholders in connection with the Transactions, which, even where lacking in merit, could nonetheless result in distraction and expense.

•

Potential Conflicts of Interest. The Company Board considered the potential conflicts of interest created by the fact that the Company’s executive officers and directors have financial interests in the Transaction that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company.”

•

Regulatory Approval. The Company Board considered the risks associated with the potential need to make antitrust filings, and obtain antitrust consents and approvals, in the United States and the Republic of Serbia, including the risk that regulatory agencies would not approve the Transactions or impose limitations on the Transactions.

•

Other Risks. The Company Board considered the risks of the type and nature described under the section entitled “Item 8. Additional Information—Cautionary Statements Regarding Forward-Looking Statements.”

The Company Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Company Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Company Board in reaching its recommendation. The members of the Company Board evaluated the various factors listed above in light of their own knowledge of the business, financial condition and prospects of Company and considered the input of Company’s senior management team and outside legal and financial advisors. In light of the number and variety of factors that the Company Board considered, the Company Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Company Board was made after considering the totality of the information and factors involved. In addition, individual members of the Company Board may have given different weight to different factors. In arriving at their respective recommendations, the members of the Company Board considered the interests of Company’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

IN LIGHT OF THE FACTORS DESCRIBED ABOVE, THE COMPANY BOARD UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND IN THE BEST INTEREST OF THE COMPANY AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES TO MERGER SUB PURSUANT TO THE OFFER.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority); provided that certain executive officers and directors may gift Shares prior to the Acceptance Time.

In addition, under the Tender and Support Agreement, the Supporting Stockholders are required to tender into the Offer, and not withdraw, all outstanding Shares each Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as soon as practicable, but in no event later than the tenth business day following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer; provided, however, that the Supporting Stockholders may withhold the tender of up to 1,000,000 Shares (in the aggregate) until the fifth business day prior to expiration of the Offer in order for the Supporting Stockholders to make a “permitted transfer” of such Shares prior to that time, including by way of transferring such Shares to an affiliate or gifting such Shares to a transferee who agrees to be bound by the Tender and Support Agreement. The Supporting Stockholders together beneficially own 5.1% of the Shares outstanding as of August 21, 2024.

The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Executive Officer and Director Arrangements Following the Merger

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company” above.

Certain Projected Financial Information

The Company does not, as a matter of course, publicly disclose detailed forecasts or projections of its future financial performance or earnings given, among other reasons, the uncertainty, subjectivity and inherent difficulty of predicting future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the Company’s long-term operating plan as described in more detail in the section “—Background of the Offer and the Merger” above, the Company’s senior management prepared certain non-public, unaudited projected financial information for the second half of fiscal year 2024 through fiscal year 2028 (the “Company Management Projections”). The Company’s management reviewed the Company Management Projections with the Company Board and the Company Board approved their use by Jefferies in connection with its financial analyses and opinion as described in the section “—Opinion of the Company’s Financial Advisor” below. In addition, the Company Management Projections were provided to Parent in connection with its due diligence evaluation of the Company to support an increased valuation for the Company.

Consistent with the discussion and feedback from the Company Board, the Company Management Projections reflected the best currently available estimates and good-faith judgments of management as to the future financial performance of Company. The Company Management Projections were prepared by the Company on a standalone basis and do not take into account the Transactions, including any costs incurred in connection with the Offer or the Merger or any other transactions or any changes to the Company’s operations or strategy that may be implemented after the completion of the Transactions. The Company Management Projections are not, and should not be considered to be, a guarantee of future operating results. Further, the Company Management Projections are not statements of fact and should not be relied upon as being necessarily indicative of our future results.

The information and table set forth below are included solely to give the Company’s stockholders access to relevant portions of the Company Management Projections and are not included in this Schedule 14D-9 to influence any Company stockholder to tender Shares or for any other purpose. The Company makes and has made no representations to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning any projected financial information.

Company Management Projections (in millions)

Company Fiscal Year	2024E(1)	2025E	2026E	2027E	2028E
Net Revenue	$1,376	$1,340	$1,377	$1,421	$1,451
Gross Profit	$480	$493	$507	$502	$509
Adjusted Operating Income(2)	$359	$367	$376	$366	$372
Adjusted EBITDA(3)	$380	$392	$401	$392	$397

(1)

Full-year 2024 projections include actual results for the six months ended June 30, 2024, and projected financial information for the six months ended December 31, 2024. For the six months ended December 31, 2024, projected Net Revenue, Gross Profit, Adjusted Operating Income and Adjusted EBITDA were $680 million, $246 million, $184 million and $194 million, respectively.

(2)	“Adjusted Operating Income” is a non-GAAP measure defined as operating income, excluding the effect of litigation settlement and judgment expense and the MSA settlement.
(3)

“Adjusted EBITDA” is a non-GAAP measure defined as earnings before interest, taxes, depreciation and amortization, and further excluding the effect of stock-based compensation expense, impact of MSA settlement, litigation settlement and judgment expense, equity in (earnings) losses from investments and real estate ventures and other items, net.

Important Information about the Company Management Projections.

The Company Management Projections were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), nor were they prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections of prospective financial information. No independent registered public accounting firm provided any assistance in preparing the Company Management Projections. Neither the Company’s independent registered public accounting firm nor any other independent accountants have compiled, examined, audited or performed any procedures with respect to the Company Management Projections, expressed any opinion or any other form of assurance on this information or its achievability or have assumed any responsibility for the Company Management Projections.

The non-GAAP financial measures used in the Company Management Projections were relied upon by the Company Board in connection with its consideration of the Offer, the Merger and the Offer Price and were approved by the Company Board for use by Jefferies in connection with its financial analyses and opinion. While the Company believes that such non-GAAP financial measures may provide useful supplemental information in evaluating, on a prospective basis, the Company’s potential financial results, there are limitations associated with the use of such financial measures. Such non-GAAP measures as used by the Company may not be directly comparable to similarly titled measures used by other companies and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisor in connection with a proposed business combination transaction, such as the proposed Transactions, if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Company Board in its evaluation of the Transactions or Jefferies in connection with its financial analyses and opinion. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Company Management Projections to the relevant GAAP financial measures. The Company Management Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and the Merger.

While the Company Management Projections are presented with numerical specificity, the Company Management Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the Company management’s control. Further, given that the Company Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. Important factors that may affect actual results and may result in such projections not being achieved include: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the inability to complete the Offer or the Merger or the failure to satisfy other conditions to completion of the Offer or the Merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the completion of the Merger, the Company’s performance, industry performance, general business and economic conditions, competition, adverse changes in applicable laws, regulations or rules and various other risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the ability to achieve the Company Management Projections may depend on, in part, whether or not strategic goals, objectives and targets are reached over the applicable period. The assumptions upon which the Company Management Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive, regulatory and litigation conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive, regulatory and litigation uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which the Company operates, and the risks and uncertainties described in the section titled “Item 8. Additional Information—Cautionary Statements Regarding Forward-Looking Statements,” all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Company Management Projections also reflect assumptions by the Company’s management that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated when such projections were prepared.

Accordingly, none of the Company, Parent, Merger Sub or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Company Management Projections. The inclusion of the Company Management Projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Parent, Merger Sub or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Company Management Projections necessarily predictive of actual future events, and the Company Management Projections should not be relied upon as such. None of the Company, Parent, Merger Sub or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Company Management Projections or that forecasted results will be achieved.

In addition, the Company Management Projections have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this Schedule 14D-9, and, except as required by applicable securities laws, the Company does not intend to update or otherwise revise the Company Management Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be inappropriate.

The Company Management Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company included in this Schedule 14D-9 and in the Company’s other public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Company Management Projections, Company stockholders are cautioned not to place undue, if any, reliance on the Company Management Projections.

Opinion of the Company’s Financial Advisor

The Company retained Jefferies as its financial advisor in connection with a possible sale, disposition and certain other business and financing transactions involving the Company. In connection with this engagement, the Company Board requested that Jefferies evaluate the fairness, from a financial point of view, to holders of Shares (other than holders of Canceled Shares and Dissenting Shares) of the Offer Price to be received by such holders pursuant to the Merger Agreement. At a meeting of the Company Board held on August 20, 2024, Jefferies rendered its opinion to the Company Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the Offer Price to be received by holders of Shares (other than holders of Canceled Shares and Dissenting Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Jefferies’ opinion, which describes the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The Company encourages you to read the opinion carefully and in its entirety. Jefferies’ opinion was provided for the use and benefit of the Company Board (in its capacity as such) in its evaluation of the Offer Price from a financial point of view and did not address any other aspect of the Transactions or any other matter. Jefferies’ opinion did not address the relative merits of the Transactions or other transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Transactions or any term, aspect or implication of any other agreement (or amendment thereto or related arrangements) entered into in connection with, or contemplated by or resulting from, the Transactions or otherwise. Jefferies’ opinion did not constitute a recommendation as to how the Company Board or any holder of Shares should act with respect to the Transactions, whether to tender shares in connection with the Offer or any other matter. The following summary is qualified in its entirety by reference to the full text of Jefferies’ opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed a draft dated August 20, 2024 of the Merger Agreement;

•	reviewed certain publicly available financial and other information about the Company;

•

reviewed certain information furnished to Jefferies and approved for Jefferies’ use by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

•	held discussions with members of senior management of the Company concerning the matters described in the second and third bullets above;

•	reviewed the share trading price history and valuation multiples for the Shares and compared them with those of certain publicly traded companies that Jefferies deemed relevant; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to Jefferies by the Company or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the management of the Company that it was not aware of any facts or circumstances that would make any of the foregoing information incomplete, inaccurate or misleading. In Jefferies’ review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities of, the Company, and Jefferies was not furnished with and assumed no responsibility to obtain, any such evaluations, appraisals or physical inspections. Jefferies did not evaluate the solvency or fair value of the Company or any other entity under any laws relating to bankruptcy, insolvency or similar matters.

With respect to the financial forecasts provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. However, Jefferies was advised, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby. Jefferies expressed no opinion as to the Company’s financial forecasts or the assumptions on which they were based.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date thereof. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies became aware after the date thereof.

Jefferies made no independent investigation of, and Jefferies expressed no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to the Company, and Jefferies assumed the correctness in all respects material to its analyses and opinion of all legal, regulatory, accounting and tax advice given to the Company and the Company Board, including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the Company or the Transactions and legal, regulatory, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement and related documents to the Company and its stockholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the transaction to any holder of Shares. Jefferies assumed that the Transactions would be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Jefferies. Jefferies also assumed that in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transactions or otherwise, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition would be imposed or occur that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transactions or that otherwise would be material in any respect to Jefferies’ analyses or opinion.

Jefferies’ opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Transactions or the terms of the Merger Agreement or the documents referred to therein, including the form or structure of the Transactions or any term, aspect or implication of any other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from the Transactions or otherwise. Jefferies’ opinion did not constitute a recommendation as to how any holder of Shares should act with respect to the Transactions, whether to tender shares in connection with the Offer, or any matter related thereto. Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company or any other party, other than the holders of Shares. Jefferies expressed no view or opinion as to the price at which the Shares would trade or otherwise be transferrable at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any of the Company’s officers, directors or employees or any class of such persons, in connection with the Transactions relative to the Offer Price to be received by holders of Shares or otherwise. Jefferies’ opinion was authorized by the Fairness Committee of Jefferies LLC.

In connection with rendering its opinion to the Company Board, Jefferies performed certain financial and comparative analyses, including those described below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies analysis summarized below, no company used as a comparison was identical or directly comparable to the Company. These analyses necessarily involved complex considerations and judgments concerning financing characteristics and other factors that could affect the public trading or other values of the companies concerned.

Jefferies believes that its analyses and the summary below must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of the Company in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Estimates of the financial value of companies or businesses do not purport to be appraisals or necessarily reflect the prices at which companies, businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies’ view of the actual value of the Company or its businesses or securities.

The terms of the Transactions were determined through negotiations between the Company and Parent, and the decision by the Company to enter into the Merger Agreement was solely that of the Company Board.

Jefferies’ opinion and financial analyses were only one of many factors considered by the Company Board in its evaluation of the Offer Price and should not be viewed as determinative of the views of the Company Board or Company management with respect to the Transactions or the Offer Price payable in the Transactions.

Financial Analyses

The summary of the financial analyses described in this section is a summary of the material financial analyses reviewed with the Company Board and performed by Jefferies in connection with its analyses and opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 19, 2024, and is not necessarily indicative of current or future market conditions.

Selected Public Companies Analysis

Jefferies reviewed publicly available financial, stock market and operating information of the Company and the following selected publicly traded companies in the combustible tobacco industry that Jefferies considered generally relevant for purposes of its analysis, which are collectively referred to as the “selected companies.”

The selected companies reviewed included the following:

•	Altria Group, Inc.

•	British American Tobacco p.l.c.

•	Imperial Brands PLC

•	Japan Tobacco Inc.

•	Philip Morris International, Inc.

•	Scandinavian Tobacco Group A/S

•	Turning Point Brands, Inc.

Jefferies reviewed, among other information and to the extent publicly available, enterprise values (referred to in this section as EVs) of the selected companies, calculated as fully diluted equity values based on closing stock prices on August 19, 2024, plus total debt, preferred equity and non-controlling interests, minus cash and cash equivalents and adjusted for certain disclosed non-operating assets, as a multiple of each such company’s estimated earnings before interest, taxes, depreciation and amortization (referred to in this section as EBITDA), for the calendar years 2024 and 2025, which we refer to as FY 2024E and FY 2025E, respectively. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information.

The multiple ranges for the selected companies were as follows:

Selected Public Companies Analysis

Financial Metric	Low	Median	High
EV / 2024E EBITDA Multiple	6.7x	8.3x	14.8x
EV / 2025E EBITDA Multiple	6.4x	8.0x	13.8x

Jefferies applied a selected range of enterprise value to estimated EBITDA multiples of 7.1x to 9.7x and 6.9x to 9.2x to corresponding data of the Company based on the Company Management Projections for estimated Adjusted EBITDA for FY 2024E and FY 2025E, respectively, to determine ranges of implied enterprise values for the Company. Jefferies then subtracted the Company’s net debt and added the book value of the Company’s real estate investments (net of deferred tax liability), each as of June 30, 2024 and as provided by Company management, to calculate a range of implied equity values, and divided the result by the number of fully diluted Shares outstanding to calculate a range of implied per share equity values for the Company. This analysis indicated reference ranges of implied per share equity values of $12.75 to $18.85 and $12.85 to $18.55 (rounded to the nearest $0.05) based on estimated Adjusted EBITDA for FY 2024E and FY 2025E, respectively, as compared to the Offer Price of $15.00 per share.

No company utilized in the selected public companies analysis is identical to the Company. In evaluating the selected public companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Jefferies’ control.

Discounted Cash Flow Analyses

Jefferies performed discounted cash flow analyses of the Company by calculating the estimated present value of the stand-alone unlevered, after-tax free cash flows that the Company was forecasted to generate during the second half of calendar year 2024 and the calendar years ending December 31, 2025 through December 31, 2028 based on the Company Management Projections. The terminal values of the Company were calculated by applying a selected range of perpetuity growth rates of (2)% to 0% to the Company’s estimated unlevered free cash flows for the calendar year ending December 31, 2028 (including normalized levels of capital expenditures, working capital and depreciation and amortization), based on the Company Management Projections, and by applying a selected range of terminal value multiples of 6.5x to 7.5x to the Company’s estimated adjusted EBITDA for the calendar year ending December 31, 2028. The present values of the unlevered free cash flows and terminal values were then calculated using a selected discount rate range of 8.5% to 10.0%, based on an estimate of the Company’s weighted average cost of capital, to determine a range of implied enterprise values for the Company. Jefferies then subtracted the Company’s net debt as of June 30, 2024, and added the book value of the Company’s real estate investments (net of deferred tax liability), pension surplus and cash value of life insurance, each as provided by Company management, to calculate a range of implied equity values, and divided the result by the number of fully diluted shares outstanding to calculate a range of implied per share equity values for the Company. This analysis indicated reference ranges of implied per share equity values of $10.90 to $16.10 based on the perpetuity growth rate method, and $12.10 to $14.70 based on the terminal value multiple method (each rounded to the nearest $0.05), as compared to the Offer Price of $15.00 per share.

Other Factors

Jefferies reviewed certain additional information that was not considered part of Jefferies’ financial analysis with respect to its opinion but was noted for informational purposes, including the following:

Premiums Paid Analysis

Jefferies reviewed the implied premiums paid in selected majority control transactions involving publicly traded companies in the consumer and retail industries in the United States and Canada with an enterprise value of between $1 billion and $5 billion since January 1, 2019.

The median of the implied premiums paid to the closing stock prices of the target companies involved in the selected transactions 30 days prior to public announcement of such transactions was 32.2%, with a 25th percentile of 19.6% and a 75th percentile of 51.6%.

Jefferies applied a selected range of implied premiums of 19.6% to 51.6%, based on the 25th and 75th percentile of the implied premiums derived from the analysis of the selected transactions in the consumer and retail industries described above, to the closing price of the Shares on July 19, 2024, which was the trading date 30 days prior to the date of Jefferies’ opinion. This analysis indicated a range of implied per share equity values of $14.15 to $17.95 (rounded to the nearest $0.05), in each case as compared to the Offer Price of $15.00 per share.

Miscellaneous

The Company has agreed to pay Jefferies for its financial advisory services in connection with the Transactions an aggregate fee based upon a percentage of the transaction value of the Transactions, which fee is estimated as of the date of this Schedule 14D-9 to be approximately $37 million, $3 million of which became payable upon delivery of Jefferies’ opinion to the Company Board and the remainder of which is payable contingent upon the closing of the Transactions. In addition, the Company agreed to reimburse Jefferies for certain expenses, including fees and expenses of counsel, incurred in connection with Jefferies’ engagement and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

During the two-year period prior to the date of Jefferies’ opinion, Jefferies and its affiliates did not provide financial advisory or financing services to the Company, Parent or their respective affiliates for which Jefferies or its affiliates received fees. Jefferies and its affiliates may provide financial advisory and/or financing services to the Company, Parent and/or their respective affiliates in the future, for which services Jefferies and its affiliates would expect to receive compensation. In the ordinary course of business, Jefferies and its affiliates may trade or hold securities or financial instruments (including loans and other obligations) of the Company, Parent and/or their respective affiliates for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions in those securities.

Jefferies was selected as the Company’s financial advisor in connection with the Transactions because, among other things, Jefferies is an internationally recognized investment banking firm with substantial experience in mergers and acquisition transactions and based on its familiarity with the Company’s business and industry. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained Jefferies to act as its financial advisor in connection with the Offer and the Merger (and not to make any solicitation or recommendation in connection with the Offer, the Merger or otherwise).

Information pertaining to the engagement of Jefferies is included in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” and is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than:

Name	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
James D. Ballard	July 10, 2024	1,967	10.575	Represents withholdings of shares as payment of Mr. Ballard’s tax liabilities incident to the vesting of restricted stock of the Company on July 10, 2024.
Henry C. Beinstein	August 28, 2024	7,500	—	Represents restricted stock award granted on August 28, 2024 of 7,500 Shares pursuant to the 2023 Stock Plan. The award will vest in two equal annual installments commencing on August 28, 2025, subject to Mr. Beinstein’s continued service through each such vesting date or earlier vesting upon Mr. Beinstein’s death or disability or a change of control.

Name	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Paul V. Carlucci	August 28, 2024	7,500	—	Represents restricted stock award granted on August 28, 2024 of 7,500 Shares pursuant to the 2023 Stock Plan. The award will vest in two equal annual installments commencing on August 28, 2025, subject to Mr. Carlucci’s continued service through each such vesting date or earlier vesting upon Mr. Carlucci’s death or disability or a change of control.
Bennett S. LeBow	August 28, 2024	7,500	—	Represents restricted stock award granted on August 28, 2024 of 7,500 Shares pursuant to the 2023 Stock Plan. The award will vest in two equal annual installments commencing on August 28, 2025, subject to Mr. LeBow’s continued service through each such vesting date or earlier vesting upon Mr. LeBow’s death or disability or a change of control.
Jean E. Sharpe	August 28, 2024	7,500	—	Represents restricted stock award granted on August 28, 2024 of 7,500 Shares pursuant to the 2023 Stock Plan. The award will vest in two equal annual installments commencing on August 28, 2025, subject to Ms. Sharpe’s continued service through each such vesting date or earlier vesting upon Ms. Sharpe’s death or disability or a change of control.
Barry Watkins	August 28, 2024	7,500	—	Represents restricted stock award granted on August 28, 2024 of 7,500 Shares pursuant to the 2023 Stock Plan. The award will vest in two equal annual installments commencing on August 28, 2025, subject to Mr. Watkins’ continued service through each such vesting date or earlier vesting upon Mr. Watkins’ death or disability or a change of control.

Name	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Wilson L. White	August 28, 2024	7,500	—	Represents restricted stock award granted on August 28, 2024 of 7,500 Shares pursuant to the 2023 Stock Plan. The award will vest in two equal annual installments commencing on August 28, 2025, subject to Mr. White’s continued service through each such vesting date or earlier vesting upon Mr. White’s death or disability or a change of control.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as indicated in this Schedule 14D-9 (including the exhibits hereto), the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

As described in the Merger Agreement (and as summarized in Section 11 of the Offer to Purchase under the caption “The Transaction Agreements—The Merger Agreement”), the Company Board, in connection with the exercise of its fiduciary duties under applicable law, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9 (including the exhibits hereto), there is no transaction, resolution of the Company Board, agreement in principle or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraphs of this Item 7.

Item 8. Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company—Golden Parachute Compensation” above.

Conditions to the Offer

The information set forth in “Section 15—Conditions to the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9 is incorporated herein by reference.

Regulatory Approvals

Antitrust Compliance

Compliance with the HSR Act. Under the HSR Act (including the rules and regulations that have been promulgated thereunder), certain transactions, including Merger Sub’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material (the “HSR Notification Form”) has been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and expiration or termination of the waiting period under the HSR Act. Parent and the Company filed their respective HSR Notification Forms with the FTC and the Antitrust Division on August 30, 2024.

Under the HSR Act, Merger Sub’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 p.m., Eastern time, on September 16, 2024. During the initial waiting period the FTC and the Antitrust Division can choose to shorten the waiting period by granting early termination or may extend the waiting period by issuing a Request for Additional Information or Documentary Material (a “Second Request”) to the parties. The agencies have, however, temporarily suspended granting early termination during the initial waiting period. Alternatively, to provide the FTC or the Antitrust Division with additional time to review the proposed acquisition, Parent, with the consent of the Company, may withdraw its HSR Notification Form prior to the expiration of the waiting period and refile, starting a new 15-day waiting period. If the FTC or the Antitrust Division issue Second Requests, the waiting period with respect to the Offer will be extended to 11:59 PM, Eastern time, on the 10th day after Merger Sub’s certification of substantial compliance with its Second Request. If the HSR Act waiting period expires or is terminated, completion of the Merger will not require an additional filing under the HSR Act so long as Parent owns 50% or more of the outstanding Shares within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Merger Sub (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require us or the Company to divest businesses or assets or seek other relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural relief or damages.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Parent does not believe that either the purchase of Shares by Merger Sub pursuant to the Offer or the consummation of the Merger should violate applicable antitrust laws. Nevertheless, it is possible that a challenge to the Offer or the Merger on antitrust grounds may be made, and, if such challenge is made, Parent cannot be certain of what the result will be. See Section 15 — “Conditions of the Offer” in the Offer to Purchase.

Compliance with Foreign Antitrust Law. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, has agreed to file any other submission required pursuant to the Foreign Antitrust Law as soon as reasonably practicable (but in no event later than ten business days) after the date of the Merger Agreement. JTI made such filing on August 27, 2024.

Legal Proceedings

There are currently no legal proceedings arising out of or relating to the Offer or the Merger but legal proceedings arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Appraisal Rights

No appraisal rights are available to the holders of Shares who tender such Shares in connection with the Offer. If the Offer and the Merger are consummated pursuant to Section 251(h) of the DGCL as contemplated by the Merger Agreement, the stockholders and beneficial owners who: (i) did not tender their Shares pursuant to the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery (the “Delaware Court”) and receive payment of the “fair value” of such Shares in accordance with Section 262, together with interest thereon, if any, as determined by such court. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

In determining the “fair value” of any Shares, the Delaware Court will take into account all relevant factors. Stockholders and beneficial owners should recognize that “fair value” so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that the Company will take no action to perfect any appraisal rights of any stockholder or beneficial owner. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL AND A COPY OF THE FULL TEXT OF SECTION 262 OF THE DGCL IS ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX B. Any holder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL contained in Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder or beneficial owner wishing to exercise appraisal rights should review carefully Section 262 of the DGCL and is urged to consult legal counsel before exercising or attempting to exercise such rights.

If a stockholder or beneficial owner wishes to elect to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, deliver to the Company at 4400 Biscayne Boulevard, 10th Floor, Miami, Florida 33137, Attention: Legal Department, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender his, her or its Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•	timely and properly comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and

•

in the case of a beneficial owner, the demand must (A) reasonably identify the holder of record of the shares for which the demand is made, (B) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (C) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, one of the ownership thresholds must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, on or within ten days after the Effective Time (as required by Section 262(d)(2) of the DGCL), Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time of the Merger to all holders of Shares, provided that if such second notice is sent later than the later of the consummation of the Offer and 20 days following the sending of this notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares and any beneficial owner who has demanded appraisal under paragraph(d)(3) of Section 262. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified above will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to the Company, 4400 Biscayne Boulevard, 10th Floor, Miami, Florida 33137, Attention: Legal Department.

If the stockholder is a holder of record of Shares, the demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s) of such Shares.

If the stockholder is a beneficial owner of the Shares and is making the demand in its own capacity, the demand for appraisal must be executed by or on behalf of the beneficial owner of the Shares and must reasonably inform the company of the identity of the beneficial owner, and that such beneficial owner intends thereby to demand appraisal of his, her or its Shares. The written demand must also (a) reasonably identify the holder of record of the shares for which the demand is made, (b) provide documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (c) provide an address at which such beneficial owner consents to receive notices given by the Company and the office of the Register in Chancery, which address is the one that will be set forth on the verified list required by Section 262(f) of the DGCL.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder (including any beneficial holder) of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court, with a copy served on the Surviving Corporation in the case of a petition filed by a holder of Shares, demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder (including any beneficial owner) of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner of Shares makes a demand for appraisal, the record holder of such Shares will not be considered a separate holder of Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within ten days after a request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder (including any beneficial owner) of Shares (a “Dissenter”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenter the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenters. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenters have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenters submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenter who does not comply with such requirement. Accordingly, Dissenters are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenter in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenters are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenter without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will effectively lose the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO TENDER SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by any stockholders and beneficial owners of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL.

Business Combination Statute

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL generally prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

•

before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange Offer); or

•

following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Company Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

Neither Parent nor Merger Sub is, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Stockholder Approval of the Merger Not Required

The Company Board has unanimously approved the Merger Agreement, the Offer and the Merger. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the Merger Agreement and (ii) immediately following the consummation of such tender offer, the stock irrevocably accepted for purchase pursuant to the offer, together with the stock otherwise owned by the acquiring company or its affiliates and any “rollover stock” (as defined in Section 251(h) of the DGCL), equals at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the Merger Agreement. If the Minimum Condition is satisfied and Merger Sub accepts Shares for payment pursuant to the Offer, Merger Sub will have received a sufficient number of Shares to ensure that the Company will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of the Company. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Merger Sub and the Company will consummate the Merger as soon as practicable following the Acceptance Time, without a vote of stockholders of Company in accordance with Section 251(h) of the DGCL.

If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “—Appraisal Rights.” Stockholders who do not validly exercise appraisal rights under the DGCL will receive the same Merger Consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Cautionary Statements Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of the Company and any statements relating to the Company’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” and “ongoing,” or the negative of these terms or other comparable terminology intended to identify statements about the future. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement, and any assumptions underlying the foregoing. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions of the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and other uncertainties pertaining to the business of the Company, including those detailed in Company’s public filings with the SEC from time to time, including Company’s Annual Report on Form 10-K for the year ended December 31, 2023, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024 and June 30, 2024, Definitive Proxy Statement on Schedule 14A filed with the SEC on July 10, 2024 and the tender offer documents filed by Parent and Merger Sub. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Where You Can Find More Information

The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, equity awards granted to them, the principal holders of its securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be obtained free of charge at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company at https://vectorgroupltd.com/investor-relations/. Information contained on the Company’s website is not incorporated by reference into this Schedule 14D-9 and you should not consider information contained on the Company’s website to be part of this Schedule 14D-9.

The SEC allows the Company to “incorporate by reference” information into this Schedule 14D-9, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 4, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Merger Sub with the SEC on September 4, 2024).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of Summary Advertisement, published in The New York Times on September 4, 2024 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Company Press Release, dated August 21, 2024, issued by Company (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Company with the SEC on August 21, 2024) (File No. 001-05759).

(a)(5)(B)	Email from Nick Anson, President and Chief Operating Officer of Liggett Vector Brands LLC (“Liggett”) and Ron Bernstein, Non-Executive Chairman and Senior Advisor of Liggett, sent to Liggett’s employees, dated August 21, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company with the SEC on August 23, 2024) (File No. 005-06295).

(a)(5)(C)	Email from Howard Lorber, President and Chief Executive Officer of the Company, sent to the Company’s employees, dated August 21, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by the Company with the SEC on August 23, 2024) (File No. 005-06295)

(a)(5)(D)	Liggett Employee Fact Sheet (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by the Company with the SEC on August 23, 2024) (File No. 005-06295).

(e)(1)	Agreement and Plan of Merger, dated August 21, 2024, by and among Parent, Merger Sub and Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Company with the SEC on August 21, 2024) (File No. 001-05759).

(e)(2)	Guarantee, dated as of August 21, 2024, by and between the Company and Guarantor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Company with the SEC on August 21, 2024) (File No. 001-05759).

(e)(3)	Tender and Support Agreement, dated as of August 21, 2024, by and among Parent, Merger Sub, Howard M. Lorber and Lorber Alpha II Limited Partnership (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Company with the SEC on August 21, 2024) (File No. 001-05759).

(e)(4)	Confidential Disclosure Agreement, dated April 8, 2024, by and between JT International Holding B.V. and Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Confidential Disclosure Agreement, dated August 27, 2024, by and between JT International Holding B.V. and Company (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(6)	Clean Team Confidentiality Agreement, dated July 3, 2024, by and between JT International Holding B.V. and Company (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(7)	Company Definitive Proxy Statement (incorporated by reference to Schedule 14A filed by Company with the SEC on July 10, 2024) (File No. 001-05759).

Exhibit No.	Description

(e)(8)(A)	Amended and Restated Employment Agreement dated January 27, 2006, by and between the Company and Howard M. Lorber (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on January 27, 2006) (File No. 001-5759).

(e)(8)(B)	Amended and Restated Executive Letter Agreement, dated April 29, 2022, by and between the Company and Howard M. Lorber (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by the Company with the SEC on May 10, 2022) (File No. 001-05759).

(e)(8)(C)	Employment Agreement, dated January 27, 2006, by and between the Company and Richard J. Lampen (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Company with the SEC on January 27, 2006) (File No. 001-05759), as amended by the first amendment, dated February 22, 2012 (incorporated by reference to Exhibit 10.3 to the Form 8-K/A filed by the Company with the SEC on February 28, 2012) (File No. 001-05759), and the second amendment, dated January 15, 2021 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on January 15, 2021) (File No. 001-05759).

(e)(8)(D)	Executive Letter Agreement, dated December 21, 2021, by and between the Company and Richard J. Lampen (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company with the SEC on December 21, 2021) (File No. 001-05759).

(e)(8)(E)	Amended and Restated Employment Agreement, dated January 27, 2006, by and between the Company and Marc N. Bell (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company with the SEC on January 27, 2006) (File No. 001-05759).

(e)(8)(F)	Executive Letter Agreement, dated December 21, 2021, by and between the Company and Marc N. Bell (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by the Company with the SEC on December 21, 2021) (File No. 001-05759).

(e)(8)(G)	Employment Agreement, dated January 27, 2006, by and between the Company and J. Bryant Kirkland III (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Company with the SEC on January 27, 2006) (File No. 001-05759), as amended by the first amendment, dated February 29, 2016 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on March 4, 2016) (File No. 001-05759), and the second amendment, dated December 21, 2021 (incorporated by reference to Exhibit 10.7 to the Form 8-K filed by the Company with the SEC on December 21, 2021) (File No. 001-05759).

(e)(8)(H)	Executive Letter Agreement, dated December 21, 2021, by and between the Company and J. Bryant Kirkland III (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Company with the SEC on December 21, 2021) (File No. 001-05759).

(e)(8)(J)	Employment Agreement, dated March 6, 2020, by and between Liggett and Nicholas P. Anson (incorporated by reference to Exhibit 10.22 to the Form 10-K filed by the Company with the SEC on March 1, 2021) (File No. 001-05759).

(e)(9)(A)	Vector Group Ltd. Amended and Restated 2014 Management Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by the Company with the SEC on August 6, 2021) (File No. 001-05759).

(e)(9)(B)	Vector Group Ltd. 2023 Management Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on July 31, 2023) (File No. 001-05759).

(e)(9)(C)	Restricted Shares Award Agreement Pursuant to the Vector Group Ltd. Amended and Restated 2014 Management Incentive Plan (incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by the Company with the SEC on August 6, 2021) (File No. 001-05759).

Exhibit No.	Description

(e)(9)(D)	Non-Employee Director Restricted Shares Award Agreement Pursuant to the Vector Group Ltd. Amended & Restated 2014 Management Incentive Plan (incorporated by reference to Exhibit 10.29 to the Form 10-K filed by the Company with the SEC on February 21, 2023) (File No. 001-05759).

(e)(9)(E)	Performance-based Restricted Shares Award Agreement Pursuant to the Vector Group Ltd. Amended and Restated 2014 Management Incentive Plan (incorporated by reference to Exhibit 10.3 to the Form 10-Q filed by the Company with the SEC on August 6, 2021) (File No. 001-05759).

(e)(9)(F)	Restricted Shares Award Agreement Pursuant to the 2023 Vector Group Ltd. Management Incentive Plan (incorporated by reference to Exhibit 4.3 to the Form S-8 filed by the Company with the SEC on August 25, 2023) (File No. 001-05759).

(e)(9)(G)	Non-Employee Director Restricted Shares Award Agreement Pursuant to the 2023 Vector Group Ltd. Management Incentive Plan (incorporated by reference to Exhibit 4.5 to the Form S-8 filed by the Company with the SEC on August 25, 2023) (File No. 001-05759).

(e)(9)(H)	Performance-based Restricted Shares Award Agreement Pursuant to the 2023 Vector Group Ltd. Management Incentive Plan (incorporated by reference to Exhibit 4.4 to the Form S-8 filed by the Company with the SEC on August 25, 2023) (File No. 001-05759).

(e)(9)(I)	Vector Group Ltd. Supplemental Retirement Plan (as amended and restated April 24, 2008) (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by the Company with the SEC on August 11, 2008) (File No. 001-05759).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VECTOR GROUP LTD.

Date: September 4, 2024	By:	/s/ J. Bryant Kirkland III
Name: J. Bryant Kirkland III
Title: Senior Vice President, Treasurer and
Chief Financial Officer

ANNEX A

Opinion of Jefferies LLC

August 20, 2024

The Board of Directors

Vector Group Ltd.

4400 Biscayne Boulevard, 10th Floor

Miami, Florida 33137

Members of the Board:

We understand that Vector Group Ltd. (the “Company”), JTI (US) Holding Inc. (“Parent”), and Vapor Merger Sub Inc., a wholly-owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, (i) Parent will cause Merger Sub to commence a tender offer (the “Offer”) to acquire any and all of the outstanding shares of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”) for $15.00 per share in cash (the “Offer Price”), and (ii) following the consummation of the Offer, Merger Sub will be merged with and into the Company, with the Company as the surviving corporation (the “Merger” and, together with the Offer, the “Transaction”) in a transaction in which each outstanding share of Company Common Stock that is not tendered and accepted pursuant to the Offer, other than shares of Company Common Stock held in the treasury of the Company or owned by the Company, Parent or Merger Sub, or by any wholly owned subsidiary of the Company, Parent or Merger Sub, all of which shares will be cancelled (as defined in the Merger Agreement, the “Cancelled Company Shares”), or as to which dissenters rights have been properly exercised (as defined the Merger Agreement, the “Dissenting Company Shares”), will be converted into the right to receive an amount in cash equal to the Offer Price. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Offer Price to be received by the holders of shares of Company Common Stock (other than holders of Cancelled Company Shares and Dissenting Company Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated August 20, 2024 of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information about the Company;

(iii)

reviewed certain information furnished to us and approved for our use by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(iv)	held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

(v)	reviewed the share trading price history and valuation multiples for the Company Common Stock and compared them with those of certain publicly traded companies that we deemed relevant; and

(vi)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to us by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make any of the foregoing information incomplete, inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did we conduct a physical inspection of any of the properties or facilities of, the Company, and we have not been furnished with and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections. We have not evaluated the solvency or fair value of the Company or any other entity under any laws relating to bankruptcy, insolvency or similar matters.

With respect to the financial forecasts provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been advised, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are based.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of, and we express no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to the Company, and we have assumed the correctness in all respects material to our analyses and opinion of all legal, regulatory, accounting and tax advice given to the Company and its Board of Directors, including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the Company or the Transaction and legal, regulatory, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement and related documents to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Company Common Stock. We have assumed that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transaction or otherwise, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction or that otherwise would be material in any respect to our analyses or opinion.

Our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein, including the form or structure of the Transaction or any term, aspect or implication of any other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from the Transaction or otherwise. Our opinion does not constitute a recommendation as to how any holder of shares of Company Common Stock should act with respect to the Transaction, whether to tender shares in connection with the Offer, or any matter related thereto. We have not been asked to address, and our opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company or any other party, other than the holders of shares of Company Common Stock. We express no view or opinion as to the price at which shares of Company Common Stock will trade or otherwise be transferrable at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Offer Price to be received by holders of shares of Company Common Stock or otherwise. Our opinion has been authorized by the Fairness Committee of Jefferies LLC.

A-2

It is understood that our opinion is for the use and benefit of the Board of Directors of the Company (in its capacity as such) in its consideration of the Transaction.

We have been engaged by the Company to act as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Transaction. We also will be reimbursed for expenses incurred. The Company has also agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. As you are aware, in the past two years, we and our affiliates have not provided financial advisory or financing services to the Company or Parent for which we and our affiliates have received compensation. We maintain a market in the securities of the Company and Parent, and in the ordinary course of our business, we and our affiliates may trade or hold securities or financial instruments (including loans and other obligations) of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Price to be received by the holders of shares of Company Common Stock (other than holders of Cancelled Company Shares and Dissenting Company Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Jefferies LLC

JEFFERIES LLC

A-3

ANNEX B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.

Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1)

If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)

If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3)

Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

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